 As filed with the Securities and Exchange Commission on November 2, 2007.

File No. ___________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL

BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

UPLIFT NUTRITION, INC.

(Name of Small Business Issuer in its charter)

Nevada	20-4669109
(State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

4423 South 1800 West Roy, Utah	84067
(Address of principal executive offices)	(Zip Code)

801-721-4410

(Registrant's telephone number, including area code)

Securities to be registered under Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
N/A	N/A

Securities to be registered under Section 12(g) of the Act:

Common Capital Voting Stock, $0.001 par value per share

(Title of Class)

FORWARD-LOOKING STATEMENTS

Certain statements contained in this registration statement on Form 10-SB filed by Uplift Nutrition, Inc. ("Uplift" "Company," "us," or "we") constitute statements identified by words such as "will," "may," "expect," "believe," "anticipate," "intend," "could," "should," "estimate," "plan," and similar words or expressions, relate to or involve the current views of management with respect to future expectations, objectives and events and are subject to substantial risks, uncertainties and other factors beyond our control, all of which may cause actual results to be materially different from any such forward-looking statements. Such risks and uncertainties include those set forth in this document and others made by us in the future. Any forward-looking statements in this document and any subsequent document must be evaluated in light of these and other important risk factors. We do not intend to update any forward-looking information to reflect actual results or changes in the factors affecting such forward- looking information. A list and explanation of material risk factors is set forth at the beginning of this document.

TABLE OF CONTENTS

Risk Factors

     PART I

ITEM 1.  Description of Business

ITEM 2.  Management's Discussion and Analysis or Plan of Operation

ITEM 3.  Description of Property

ITEM 4.  Security Ownership of Certain Beneficial Owners and Management

ITEM 5.  Directors, Executive Officers, Promoters and Control Persons

ITEM 6.  Executive Compensation

ITEM 7.  Certain Relationships and Related Transactions

ITEM 8.  Description of Securities

     PART II

ITEM 1.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

ITEM 2.  Legal Proceedings

ITEM 3.  Changes in and Disagreements with Accountants

ITEM 4.  Recent Sales of Unregistered Securities

ITEM 5.  Indemnification of Directors and Officers

     PART F/S

Financial Statements

     PART III

ITEM 1.   Index to Exhibits

ITEM 2.   Description of Exhibits

Signatures

PAGE 3 6 11 19 21 22 24 25 26 27 28 28 28 29 29 56 56 56

RISK FACTORS

Any person investing or considering investing in the securities of Uplift Nutrition, Inc. ("Uplift" or "Company", "we" or "us") should consider the following material risks. If any one or more of these material risks were to occur, our business, results of operations, financial condition, and ability to continue may be significantly impaired or affected. There may also be a concomitant adverse effect on the value of our securities and anyone investing or seeking to invest in our securities may lose part or all of his or her investment. In addition, when this document states that something could or will have a material adverse effect on us, we specifically mean that it could or will have one or more of these effects.

In general, the following material risks include but are not limited to, our limited operating history, our limited capital to pursue internet and other forms of advertising,  our ability or inability to get our product carried in retail food and health stores around the country, our relative inexperience in promoting dietary supplements and nutrition products, our current lack of revenue, our current dependence upon the internet for marketing our product, our lack of contacts in the overall specialty healthy foods and nutrition industry, on reliance on our majority shareholder for funding at this stage of our development, competition from other or similar specialty health foods companies and businesses, most of whom are larger and more well financed, and, general economic conditions.

To pay for continued advertising and promotion of our new natural energy and health drink product, we need revenue from sales. Because we expect to use what income we generate from future sales for advertising and paying our expenses, we do not anticipate paying ANY dividends on our common stock.

Investment in our securities should be considered highly speculative. We have no recent operating history and we are subject to all of the risks inherent in any developing enterprise, not to mention a beginning eCommerce business enterprise that also seeks to get its product carried in various retail stores and outlets around the country.

The reader should carefully consider the following material risks and the other information contained in this registration statement before making a decision to invest in our common stock, stock which currently trades in limited fashion on the Pink Sheets under the symbol, UPNT.PK. An investor should be aware that the trading price of our common stock could decline due to any of the following risks, and, in such event, an investor could lose all or part of his or her investment. The reader is therefore cautioned to carefully consider and refer to all other information contained in this document, including the financial statements and related notes in Part F/S below. The specific risks described below are material risks.

1. IF WE ARE NOT SUCCESSFUL, INVESTORS WHO BUY OUR STOCK WILL LIKELY SUFFER THE LOSS OF THEIR ENTIRE INVESTMENT. If our future ability to market and sell our new health and energy drink called Active UpLift™ is unsuccessful, persons who purchase our securities in the market likely will sustain a severe or principal loss of their investment.

2. WE OPERATE IN A HIGHLY COMPETITIVE MARKET. Nutrition and dietary supplement products constitute a multi-billion dollar market in the United States, not to mention the world. Accordingly, nutrition and dietary supplement marketers and retailers of all kinds and sorts vigorously compete to target members of the public to buy better and healthier products, not the least of which are products designed to give someone extra energy and alertness. We face fierce and rigorous competition from other companies that are similarly marketing and selling a variety of similar products. See also subheading titled "Competition" in Part I, Item 1 of the "Description of Business" section below.

The markets in which we compete are extremely competitive. Most competitors in these markets have significantly greater resources, spend thousands if not millions of dollars on advertising and promotion, have broader market presence and name recognition, not to mention greater marketing experience and contacts and more importantly, endorsements by well recognized or famous nutritionists and health advocates. These advantages allow them to spend considerably more money on marketing and may allow them to use their greater resources more effectively than we can. Accordingly, these competitors are generally better equipped to take advantage of market opportunities and withstand market downturns than we can.

3. MANAGEMENT LACKS EXTENSIVE OR NOTABLE EXPERIENCE IN THE DIETARY SUPPLEMENT AND NUTRITION INDUSTRY AND MARKETING IN GENERAL. While two of our officers and directors have previously been involved in an on-line diet cookbook marketing company, no one currently serving as an officer or director of us has ever been directly employed in either the nutrition or dietary supplement industry nor does any current officer and director have any experience or formal education in marketing in general. See Item 5 of Part I titled "Directors, Executive Officers, Promoters and Control Persons."

4. FAILURE TO GENERATE SUFFICIENT SALES WILL ADVERSELY AFFECT OUR ABILITY TO ADVERTISE AND PROMOTE OUR PRODUCT AND THUS CONTINUE INTO THE FUTURE. Because we are just starting to sell our product in retail stores and on-line through our website, www.upliftnutrition.com, and since we have had negligible revenues to date, we are in the development stage. We have not engaged in any substantive selling activities until now.  This is because, our activities have involved resurrecting ourselves from the dormant stage, changing our domicile to Nevada, acquiring Nu Mineral Health, along with related intellectual property and assets, and preparing this registration statement and accompanying financial statements. These tasks, in and of themselves, have not been easy. Businesses that are starting up or in their initial stages of development present substantial business and financial risks and suffer significant losses from which they may not recover or from which they may be unable to emerge. We will face all of the challenges of a new business enterprise, including but not limited to, undertaking productive advertising and promotion campaigns, establishing budgets, implementing appropriate financial controls and internal operating policies and procedures. Because we are in the development stage, there is little history on which to judge our product, the competence of our management, or our potential success.

We have had no recent operating history as a manufacturer and marketer of nutrition and dietary supplement products, on-line or otherwise. We activated our website only recently and plan to advertise in limited fashion on-line, if we do, on Google AdWords, Yahoo! Search Marketing, and possibly Ebay.

We cannot assure anyone that that our efforts and ability to get retail stores around the United States to carry our product will be successful.  We also cannot assure anyone that our internet/eCommerce business will ever be successful, let alone profitable.

5. OUR FUTURE INABILITY TO CULTIVATE RELATIONSHIPS WITH DISTRIBUTORS, WHOLESALERS, AND RETAILERS COULD ADVERSELY AFFECT OUR ABILITY TO BE SUCCESSFUL. In addition to marketing our product on the Internet and through our website, our business plan also includes a future effort to cultivate relationships with retailers, persons who would be able to carry our product on the shelves of their retail stores or through their own marketing techniques and avenues. Though we believe that this will take time, our failure to establish relationships with these people, including health or grocery food stores or chains, will likely have an adverse effect on our ability to become successful.

6. LACK OF RESOURCES NECESSARY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS EVERYWHERE IN THE WORLD/ THE FUTURE LOSS OF THE RIGHT TO USE OUR FEDERAL TRADEMARKS, TRADE NAMES AND SERVICE MARKS WOULD LIKELY MATERIALLY ADVERSELY AFFECT US. We are susceptible to others imitating our product or infringing on our federal and state trade name and trademark rights. We may not be able to adequately or successfully protect our intellectual property rights, upon which we are dependent for name recognition, among other things. For example, we have applied to the U.S. Patent and Trademark Office for a federal trademark and trade name of the phrase "ACTIVE UPLIFT™" in the context of the health foods and nutrition industry.  This application has not gone to publication in the Official Gazette of the U.S. Patent and Trademark Office nor do we know when or if it will. We are hopeful that our application will be accepted and eventually registered because we believe the unique phrase represents and identifies our product. Having said this, the laws of many foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Imitation of our product or infringement of our intellectual property rights could diminish the marketability or value of our product or otherwise adversely affect any future revenues we may have because potential customers and buyers of our products may become confused over brand identity.

7. OUR MAJORITY STOCKHOLDER HAS AGREED TO FINANCE OUR OPERATIONS AND BUSINESS PLAN FOR AT LEAST THE NEXT THREE (3) YEARS.  HOWEVER, IF, DURING THAT PERIOD, OUR BUSINESS PLAN APPEARS TO HAVE LITTLE OR NO PROSPECT FOR SUCCESS, THIS CURRENT SOURCE OF FUNDING WILL LIKELY DRY UP. Our majority stockholder, a Nevada limited liability company, described further below, has agreed to advance us sufficient funds to carry out and implement our business plan, namely, to provide the funding and financing necessary to get our product carried in retail health food and grocery stores.   We consider this a legal obligation of this entity because we are relying on it. If we are not self-sustaining by the expiration of three years or if, in the meantime, prior to the expiration of three years, we determine that our business plan is a failure or cannot succeed, management will have to make a determination as to how and in what form we intend to continue, if we will. Accordingly, no predictions or other estimates, at this time, can be made beyond the next three years.  Nor can any predictions or other estimates be made if it turns out within the next three years that our business plan cannot succeed.

8. THE LOSS OF OUR OFFICERS AND DIRECTORS WOULD, AT THIS TIME, MATERIALLY ADVERSELY AFFECT US. At present, we are wholly dependent upon the personal efforts and abilities of our officers and directors, persons who exercise control over our day-to-day affairs. We are also reliant on our majority stockholder to finance our business plan and plan of operation through at least the next three (3) years or until a determination is made that our business plan cannot succeed. Though this shareholder has not signed a written agreement that contractually binds it to finance us and our operations, its principal has represented that it will do so and we are relying on this representation and therefore, we consider it a legal obligation.

We are highly dependent upon our officers, directors and a majority shareholder to carry out our business plan.  If something were to happen to any of these people, we do not at this time know who would take over our day-to-day operations, which mainly consist of contacting retailers, investigating advertising possibilities, monitoring our website, processing orders, making sure that energy drink material is available and on-hand to manufacture and package our product, and paying our bills as they become due. With regard to management’s experience, background and employment history, reference is made to Part 1, Item 5 below titled "Directors and Executive Officers, Promoters and Control Persons."

9. OUR OFFICERS AND DIRECTORS WILL BE DEVOTING LIMITED TIME TOWARDS OUR BUSINESS AND AFFAIRS EVEN THOUGH OUR NEW PRODUCT CAN BE PURCHASED ON-LINE 24 HOURS A DAY, 7 DAYS A WEEK. Our current officers and directors have other full-time employment as more particularly disclosed in Part I, Item 5 of this document. As a consequence, they can only devote a limited amount of time to us and our affairs. At the same time, since we are marketing our product on the Internet, extra time and energy on the part of each of these persons is not necessary. In an effort to quantify this last statement, each of our officers and directors estimates that he or she intends to devote between 1% and 10% of his or her time and energy to the business and affairs of Uplift. We believe that this may be as many as 5 to 10 hours per week. These individuals’ efforts will concentrate on monitoring our website for sales, communicating orders to those responsible for packaging and shipping our product, arranging and monitoring our advertising campaigns when we have them, and keeping track of our financial books and records. Since we have a product that has been tested and which is finally ready to sell in interstate commerce, our officers’ and directors’ efforts will thus concentrate on marketing and advertising. Much of the time spent will also depend upon how our business plan unfolds and the sales that we make, something that cannot be predicted with any certainty.

10. THERE IS A HIGH LIKELIYHOOD THAT DIVIDENDS WILL NOT BE DECLARED AT ANY TIME IN THE FUTURE. Holders of our common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. To date, we have not paid any cash dividends nor is it likely that we will. Even if we were able to do so, the Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, to spend on advertising and getting our product carried in retail stores and other outlets.

11. RISK THAT A MORE EFFICIENT TRADING MARKET FOR OUR COMMON STOCK MAY NEVER DEVELOP OR THAT IF IT DOES, THAT IT WOULD BE SUBJECT TO WIDE FLUCTUATIONS OR OTHERWISE BE ILLIQUID. Though we are currently quoted on the Pink Sheets under the symbol UPNT.PK, no efficient and well-developed market presently exists for our common capital stock. At such time as our Form 10-SB registration statement becomes “cleared” by the Commission, we intend to apply, through a registered and licensed securities broker-dealer, to upgrade the quotation of our stock from the Pink Sheets to the Over-the-Counter Bulletin Board (OTCBB). If and when this occurs and assuming that we do indeed obtain such a symbol with the OTCBB, management believes that the market price for shares of our common stock may be volatile and otherwise trade at a large spread between the bid and asked prices.

Stock markets generally experience extreme price and volume fluctuations that can, and do, greatly affect the stock trading of "small capital" or Penny Stock companies such as ours. These fluctuations can be unrelated to the operating performance of the company itself. Further, economic and political conditions may adversely affect the market price of a company’s common stock. Reference is made to Part II, Item 1 titled "Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters."

12. RISKS OF PENNY STOCKS GENERALLY/BROKER-DEALER REQUIREMENTS INVOLVING PENNY STOCKS MAY AFFECT TRADING AND LIQUIDITY. Our common stock is considered to be a "penny stock" because it meets one or more of the definitions in Exchange Act Rule 3a51-1. These include but are not limited to the following: (i) the stock trades at a price less than five dollars ($5.00) per share; (ii) it is NOT traded on a "recognized" national exchange; (iii) it is NOT quoted on the NASD's automated quotation system (NASDAQ), or even if so, has a price less than five dollars ($5.00) per share; OR (iv) is issued by a company with net tangible assets less than $2,000,000, if in business more than three years continuously, or $5,000,000, if in business less than a continuous three years, or with average revenues of less than $6,000,000 for the past three years. The principal result or effect of being designated a "penny stock" is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis. See the following risk factor in the Risk Factor immediately below; see also Item 8 of Part I titled "Description of Securities."

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated by the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. These rules may have the effect of reducing the level of trading activity in the secondary market, if and when one develops.

Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Commission Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii)reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Pursuant to the Penny Stock Reform Act of 1990, broker-dealers are further obligated to provide customers with monthly account statements. Compliance with the foregoing requirements may make it more difficult for investors in our stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise. See also Item 8 of Part I below titled "Description of Securities."

13. POTENTIAL FUTURE STOCK ISSUANCES; DILUTION. It is not now known what other stock or debt instrument issuances, if any, we might find advisable or otherwise be required to undertake in the future, issuances that would substantially dilute existing shareholders. Other than as may be necessary to obtain additional funding or capital for advertising and marketing purposes, we have no plans or intentions, at the present time, to issue any more stock. See Part I, Item 2 titled "Management's Discussion and Analysis or Plan of Operation."

14. CURRENT INABILITY TO REPAY EXISTING DEBT TO OUR MAJOR SHAREHOLDER. As of the date of this registration statement, Uplift has received advances from its majority stockholder totaling $114,700 on which $5,365 of accrued interest is payable as of September 30, 2007.  Interest accrues at 8%. This money is an "advance" from this shareholder (explained further below) and will only be repaid if funds are ever available for such purpose. At the same time, we have no history of sales or other operations on which decisions about our ability to re-pay this debt can be based.

15. DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN. Because we have just commenced operations and have no history of operations in the health and nutrition industries, there exists substantial doubt concerning our ability to continue as a going concern. See Part F/S below. Our product is now fully developed and ready for sale and therefore, our continuation as a going concern is dependent upon generating both retail and eCommerce sales.

16. NO PROCEEDS OR CAPITAL WILL RESULT FROM THIS REGISTRATION STATEMENT. No money or proceeds are being raised as a result of this registration statement and thus, the effectiveness of our Form 10-SB registration statement will have no direct effect on our financial condition.

PART I

ITEM 1. Description of Business

Uplift Nutrition, Inc. (“Uplift” or “the Company”), a Nevada corporation, is the owner, developer, manufacturer, marketer and seller of a new natural energy and health drink called Active UpLift™.  We maintain a website at www.upliftnutrition.com.  This product contains no caffeine or added sugar and, at the same time, contains substantial nutrients. We have also applied for a federal trademark and trade name with the U.S. Patent and Trademark Office on the phrase or name "ACTIVE UPLIFT," a phrase or depiction which, according to our research, is not currently being used in the health food or nutrition industry. Since our principal place of business is Utah, we are considering applying for a Utah trademark and/or service mark.  Our federal trademark and trade name application remains pending.  See our "Description of Property" section below.  If the sale of our new and unique energy and health drink is successful, we will consider developing, manufacturing and marketing additional health and dietary food supplement products or acquiring rights to market other such products along with our own and which we would distribute under our own label.  These prospects are currently in the distant future.

History and Background of the Company

Uplift Nutrition ("Uplift," "Company," "we," or "us") was incorporated in the State of Utah on May 15, 1954, as “Comanche Uranium, Inc.,” with 7 million shares authorized, having a par value of $0.01 per share. See Ex. 3.1(i) hereto. In the late 1950’s, that is, during the height of the so-called “Uranium Boom,” the Company raised money by means of a public offering of its securities.

On January 30, 1969, the Company filed Amended Articles of Incorporation in which it changed its name to “Comanche Oil and Gas Corporation.”  In that filing, it also changed its capitalization to 10 million common capital shares, having a par value of $0.04 per share.  At that time, it also undertook a 1-for-4 reverse split of its shares.  See Ex. 3.1 (ii). After 1969, and to current management’s best knowledge, the Company's stock traded on the over-the-counter market and in the Pink Sheets. Also, after 1969, the Company engaged in various oil and gas ventures.  By the late 1990’s, the Company spent its cash, liquid assets.  Thereafter, on April 9, 2001, it filed a Chapter 11 bankruptcy in the U.S. Bankruptcy Court for the District of Utah, in which it sold its oil and gas properties located in Nevada and Wyoming in order to satisfy the claims of creditors.  The bankruptcy case was closed 2 years later on April 2, 2003.  Thereafter, the Company was dormant.

On April 5, 2006, after approximately 5 years of dormancy, a board meeting was held and the Company’s then-officers and directors resigned serially, appointing the current directors of the Company in their place and stead.  The former directors did so because they not only had no plan for the Company but they were all tired of maintaining it.  The new board members were Gary C. Lewis, Jessica Stone Rampton and Mary Ross.  The new board members then appointed and elected Mr. Lewis as president, CEO and CFO of the Company, Ms. Ross as Vice President and Ms. Rampton as Secretary/Treasurer and Chief Science Officer.  No shares of stock changed hands pursuant to this change of control transaction.

On April 11, 2006, in anticipation of the Company getting into the dietary supplement and nutrition business, the new directors authorized the formation of a wholly owned subsidiary in Nevada known as “Uplift Nutrition, Inc.”  See Ex. 3.1(iii).

On May 8, 2006, a record date was set for the holding of a shareholders’ meeting to allow for a merger of the Company with and into its wholly owned subsidiary, Uplift Nutrition, Inc., and in which the Nevada subsidiary would be the survivor; in other words, a change of domicile transaction.  A notice to the shareholders was mailed out.  The shareholders’ meeting was held on May 24, 2006, at the law offices of O. Robert Meredith, Esq.  The transaction also involved a 1-for-2 reverse split of the Company’s shares.  The transaction was approved by a majority of the Company’s shareholders entitled to vote.

On June 2, 2006, Articles of Merger of the Utah parent corporation with and into its wholly owned Nevada subsidiary were filed with and stamped by the States of Utah and Nevada.  The Articles of Merger contain, as an exhibit, a copy of the Plan and Agreement of Merger.  See Ex. 3.1(iv) hereto.  By operation of law, this results in our former subsidiary’s Articles now being the Articles of Incorporation of our Company.  Such Articles provide, among other things, that our Company has 100 million common capital shares authorized, having a par value of $0.001 per share.  See Ex. 3.1(iii).  A copy of our Nevada Bylaws is also attached hereto as Ex. 3.2.

On the same day, namely, June 2, 2006, we purchased all right, title and interest in and to an on-going Wyoming limited liability company called Nu Mineral Health engaged in the dietary supplement and nutrition business.  The purchase included all accompanying assets and intellectual property associated with the company.  The only two members or partners of Nu Mineral Health were Ms. Jessica Rampton and her husband, Ryan Rampton.  (As stated above and because of her expertise and educational background, Jessica Rampton became, and still is, an officer and director of us.)  At the time, Nu Mineral Health had been selling a dietary supplement and nutrition drink the Ramptons invented called “UpLift Energy.”  The Ramptons sold their limited liability company’s assets and also their membership interests therein to us in exchange for the issuance to them, by book entry, of 20 million post-split restricted shares.  The acquisition thus included not only obtaining all rights in and to “UpLift Energy,” but also obtaining all rights and interests in Nu Mineral Health’s website, www.upliftnutrition.com, from which sales of the Ramptons’ original health and energy drink had been made since 2006.

As set forth below, the Ramptons soon thereafter sold 18 million of these restricted shares to our current majority shareholder for $17,000 in cash and the Ramptons retained a total of 1,965,000 restricted shares.  Copies of the documents evidencing this overall corporate transaction are together attached hereto as Ex. 10.1.  See also the "Description of Property" section below; see also Item 4 of this Part 1 below titled "Security Ownership of Certain Beneficial Owners and Management" which sets forth the stock holdings of our majority shareholder and the Ramptons.  In addition, the transaction involved or required the Ramptons to execute non-compete and non-disclosure agreements.  These agreements also comprise Ex. 10.1

Even though the transaction with Nu Mineral Health was approved unanimously by the Company’s board of directors, this was NOT an arms length transaction given that Ms. Rampton was also, by then, serving on the board of the Company and was also acting as an officer.  See Item 7, of this Part I below titled “Certain Relationships and Related Transactions.”

As set forth above, on June 30, 2006, Uplift Holdings, LLC, a Nevada limited liability company, purchased 18 million of the 20 million “restricted” Uplift shares back from the Ramptons for a total purchase price of $17,000.  This, coupled with smaller dispositions made by the Ramptons to three other individuals, has left the Ramptons with a total of 1,965,000 “restricted” shares of the Company, an amount that represents approximately 8% of our total number of issued and outstanding shares.  See Exhibit 10.1 hereto.  As a result of Uplift Holdings’ transaction with the Ramptons, Uplift Holdings is now our majority stockholder, owning 74.5% of our issued and outstanding shares.  Its principal, Mr. Hall, also personally owns or controls another 80,000 shares that he purchased in or through the market.  These are considered “control shares.”  See Part 1, Item 5 below titled "Directors and Executive Officers, Promoters and Control Persons”; see also Item 4 of this Part 1 below titled "Security Ownership of Certain Beneficial Owners and Management."

On September 25, 2006, the Company obtained a Pink Sheet stock symbol from the National Association of Securities Dealers, Inc. (NASD).  The symbol is UPNT.PK and our Company’s common stock currently trades under such symbol.  See Item 1 of Part II below titled “Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.”

On or about May 4, 2007, the Company mailed a letter out to the shareholders announcing its intentions and plans, specifically, that it would be filing this Form 10-SB, among other things.  A copy is attached hereto as Ex. 99.1.

As a result of the June 2, 2006, merger and change of domicile transaction, and taking into consideration the rounding up of all fractional shares to the next nearest share, a necessity resulting from the 1-for-2 reverse split, and further adding in the 20 million shares issued, by book entry, to the Ramptons, a total of 22,841,756 shares were issued and outstanding immediately after (1) the merger and change of domicile transaction and (2) the acquisition agreement with the Ramptons. As of the date of this registration statement and taking into consideration additional “restricted” shares issued since on a private placement basis, including the issuance of 329,501 shares in February 2007 in a Reserve Account created by our stock transfer agent to satisfy, if necessary, shares issued through a lost instrument bond, there are now a total of 24,496,445 shares issued. See Item 4 of Part II below titled “Recent Sales of Unregistered Securities.”

Current Status of the Company

Our current president, Mr. Gary C. Lewis, has been our president, chief executive officer and our chairman of the board since April 5, 2006. Mr. Lewis, directly and indirectly owns 1,000,000 “restricted” shares of our issued and outstanding shares.  Our secretary/treasurer and director, Ms. Jessica Rampton, owns 1,965,000 “restricted” shares, both directly and indirectly.  Finally, our vice president and director, Ms. Mary Ross, directly owns 25,000 “restricted” shares.  As a group, our officers and directors own just over 12% of our issued and outstanding common shares. See Item 4 of this Part I below titled "Security Ownership of Certain Beneficial Owners and Management."

We are not presently involved in any bankruptcy or insolvency proceeding of any kind and none of our officers and directors has been involved, directly or indirectly, in any bankruptcy or similar proceeding. Neither we nor any officer or director is involved in any pending litigation, nor is any litigation involving us or any officer or director threatened.

We are not presently involved in any negotiations to undertake any type of merger, reorganization, joint venture or business combination transaction of any sort.  No agreement has been reached with any broker-dealer to make a submission to the National Association of Securities Dealers, Inc. (NASD) for the purpose of becoming quoted on the OTC Bulletin Board and no assurance can be given that this or any of our other plans or proposals can be accomplished.

We have no subsidiaries or property other than what we acquired from the Ramptons/Nu Mineral Health and the improvements we, ourselves, have made to our new energy drink since June 2, 2006.  We are not involved in any joint venture with any other party. Other than the money we have been advanced by Uplift Holdings, our principal shareholder, we are not currently involved in any contract with any other person or entity. We are, however, looking at and deciding whether to enter into various advertising, marketing and vendor distribution agreements with various retailers.  This is something that we are doing right now and in the ordinary course of our business.

Though we own all rights to manufacture and market our Active UpLift™ high energy drink, along with related intellectual property, we currently hold no registered or issued patents or trademarks.

As set forth in our balance sheet in Part F/S below, Uplift, as of September 30, 2007, had $5,305 in cash in our checking account and $26,354 in inventory with which to make Active UpLift™ product, a 15-packet box of which has a current or suggested retail price of $15.95. See our website, www.upliftnutrition.com, where our product is offered for sale.  See Part F/S below. As of the date of this registration statement, we have approximately $981 in our checking account.

We maintain executive offices or facilities at the office of our president located at 4423 South 1800 West, Roy, Utah 84067.  We do not pay rent for these office facilities because their use is only nominal. We formulate and manufacture our new natural energy and health drink product at the warehouse facilities of a health food packager known as Harmony Concepts located in Weber County, Utah. For more information about our packager, reference is made to our Plan of Operation detailed below.  Recently, we obtained a products liability insurance policy.

We have had nominal revenues to date.  This is understandable considering that we only recently launched our modified website and we have only just begun to contact retail health and food stores with the prospect of having them carry our product on their shelves. Management cannot predict whether we will be profitable even though there is admittedly a large market for our product. As of September 30, 2007, we had a net working capital deficiency of $89,307. At the same time, we do have a strong financial commitment for the funding of our business plan through our majority shareholder, Uplift Holdings.  This commitment is to provide us with sufficient funding over the next three years as necessary to carry out and implement our business plan.  This commitment may be less than three years if a determination is made during that period that our business plan cannot be successful.  Depending upon what we encounter in pursuing our business plan, we expect that this commitment could cost Uplift Holdings as much as $200,000 or more. We consider its generous commitment to carry out and implement our business plan over as long as the next 3 years a legal obligation, as does Uplift Holdings, even though we have no written agreement with it to this effect. We do not have a written agreement with Uplift Holdings to this effect because we believe that it has enough shares at this time and if we were to do so, such an agreement might require giving Uplift Holdings additional shares in the event that we default on our obligation to it, something that neither of us believes is necessary to provide for at this time.

Even though we have a product for sale for which there is undoubtedly a large market, because of the start-up nature of our business, there exists substantial doubt regarding our ability to continue as a going concern. See Part F/S below; see also Risk Factor No. 15 above. No assurance can be given that we will become successful or that we will generate enough capital from sales to continue to finance various advertising campaigns, let alone undertake new advertising campaigns such as advertising in food magazines or in a variety of health food and nutrition venues. In this regard, reference is made to our "Plan of Operation" section below.

Our stock transfer agent is Fidelity Transfer Company located at 1800 South West Temple, Suite 301, Salt Lake City, Utah 84115. Its phone number is 801-484-7222.  According to our records, Fidelity has been our transfer agent since our inception in the 1950’s.

As of the date of this document, we have 1,239 shareholders of record.  Fidelity Transfer Company has been our transfer agent since our initial public offering back in the 1950’s. We have but one class of stock issued and outstanding, that being common capital voting stock having a par value of $0.001 per share. As of the date of this document, there are 24,496,445 common capital shares issued of which 100,000,000 common shares are authorized. 21,744,843 of such shares are deemed "restricted" (a figure which includes certain shares held “in reserve”) and the certificates representing these shares bear restrictive legends. We have no preferred shares authorized.  Of the 24,496,445 common shares currently issued, our current officers and directors own and hold a total of 2,990,000 shares.  This figure represents slightly over 12% percent of our total number of issued common shares.

Government Regulation

Because we do not sell a health or nutrition drink that makes any particular claim, we are exempt from direct regulation by the federal Food and Drug Administration. We do not make any disease claims and therefore we are in compliance with FDA and FTC “truth in advertising” laws (http://www.ftc.gov/bcp/conline/pubs/buspubs/dietsupp.shtm).  Also our label follows FDA guidelines (http://vm.cfsan.fda.gov/~dms/supplmnt.html).  In addition, other than state and federal securities laws and possible internet fraud or consumer fraud statutes that various states have enacted, we are not aware of any particular state or federal regulations that affect or impact our business.

Sales Taxes

With respect to the collection of sales taxes, we are informed by the Utah State Tax Commission that because we maintain an office in Utah (even though we are a Nevada corporation), we must collect sales taxes from all Utah residents who buy our product. We have obtained a Utah sales tax number for this purpose. Because we are a Nevada corporation, we are also considered to maintain an office in Nevada.  This means that we must also pay sales taxes for Nevada residents who buy our product.  We have applied for and will receive a Nevada sales tax number for this purpose.  Both states require filing quarterly sales tax returns.  Because we do not maintain an office in any jurisdiction other than Utah and Nevada, we are not required to collect sales taxes in or for any other jurisdiction. According to the Utah State Tax Commission, persons who buy our product outside of the State of Utah are supposed to pay a "use tax" to their own respective state taxing authority. Collecting sales or use taxes outside of the States of Utah and Nevada are therefore not our responsibility. Were we to open an office of some kind in another state, we would be required to collect sales taxes from purchasers of our product who reside in that state. At present, we only maintain an office in the State of Utah and technically, Nevada.  We will thus pay sales taxes in those two states to the extent we have purchasers of our product in those states.

Competition

According to the www.marketresearch.com, an independent industry research website, the energy drink market in 2005 was $4.3 billion.  This market has experienced phenomenal growth of over 700% between 2000 and 2005.  Teens and young adults remain the primary target of manufacturers, and marketers have thoughtfully positioned their beverages in the marketplace, creating an energy drink for every young lifestyle.  Many, linked to extreme sports, represent adventure and rebellion. Others seem to offer a party image. Some niche brands have aligned with personal interests, such as music and spirituality.

The tremendous sales growth in this category has been driven by the right product meeting the right group in the right place and at the right time.  Young people seek a way to get the most out of their free time and fun time.  Added energy is a solution.  Furthermore, this group often visits convenience stores, “which sold nearly half of all energy drinks (off-premises) in 2004.”  (www.marketresearch.com)

According to an article called “HIP TO SIP:  ENERGY DRINKS LOOKING TO JOLT BEVERAGE MARKET,” published in The Dayton Daily News and retrieved in late 2005 from www.beveragemarketing.com/newsenergydrinks.htm,

Among the most popular energy drinks are Red Bull, XTC and 180, and industry experts say these cooler-than-thou concoctions are the fastest growing category among, carbonated soft drinks.  Americans drank about 15.3 billion gallons worth of fizzy soft drinks last year according to Beverage Marketing an industry research firm. Energy drinks accounted for about 11 million gallons of the total – slightly more than 7 percent – and generated roughly $4.3 billion in retail sales.

We anticipate that the next market explosion will be in marketing a combination energy and nutrition drink to the 50-plus age group (baby boomers). This target group will be looking for a way to feel like they are in their 20’s or 30’s, without the caffeine jitters. It is anticipated that they will want to replace their over the counter and other “feel better” pills with great tasting liquid nutrition. We believe that this “baby boomer” market could eventually surpass the currently existing $4.3 billion teen market.  Just who are these “baby boomers”?  According to the October 24, 2005 issue of Business Week Online, “Love Those Boomers” by Louise Lee,

One of the major needs and concerns of Baby Boomers who are in their mid-50’s is good health. I know, because I just turned 54 two months ago. My grandparents lived into their 90’s and my parents are both in their mid to late 70’s. If I’m going to live that long, then I better start taking better care of myself. So my major concern is how to achieve better health and wellness. Baby Boomers are looking for vitamins, minerals, herbs and nutrition to help them stay young feel health and have energy. If you have a product that can fill that need you can take it to the bank!

*Retrieved November, 16 2005, http://www.businessweek.com/magazine/content/05_43/b3956201.htm”

We believe that our product, Active UpLift™, is unique in that it fits in the category of both an energy drink AND a health drink.  We are aware of only one other product marketed under the name Ola Loa Energy Drink sold in one particular health food chain store that sells a drink that purports to be both an energy drink AND a nutrition drink.  One important difference between this product and ours, however, is that Ola Loa is sweetened from fructose (sugar) and ours is not.  Regardless of this competitor and several others, we have no way of accurately estimating the total health and energy drink market that our specialty product serves.  Based on the information and sources quoted above, we believe this market is substantial.

Because the overall health and energy drink market is enormous, the market for these items is hugely competitive. One can view our general competition by going to Google, Yahoo! or Ebay and typing in “energy drink” or “health drink.”   These competitors and others who advertise on Google, Yahoo! and Ebay sell energy and health drinks in varying quantities, most of which boast a unique feature.  Our product, by contrast, and which contains powder packages for 15 drinks, is currently offered on our website at $15.95, plus shipping and handling. This amounts to little more than $1 per drink.  None of the drinks we have been able to compare our product to on the Internet or in retail grocery stores sells for $1 or less.  Accordingly, we believe that the cost of our product is very competitive.

There is no shortage of products offered to "improve" a person's health, nutrition and energy. In contrast to other, similar products on the market, our product, Active UpLift™, is a convenient and nutritionally complete dietary supplement which provides continuous natural daily energy through a proprietary blend of vitamins, minerals, herbs, antioxidants and amino acids.  We believe our product is unique in that, contrary to all the competition that we are aware of, Active UpLift™ gives a person natural energy, complete nutrition, mental performance, healthy mood, athletic performance and healthy aging characteristics; more importantly, all of these benefits are provided in an all-in-one delicious drink with NO ADDED SUGAR OR CAFFEINE.  Virtually every competitive energy drink that we are aware of contains substantial amounts of sugar or caffeine.  Our product does not.

Other brands/competitors contain one or two of the several benefits we have listed, whereas Active UpLift™ contains all of the benefits in one. Many brands/competitors are in a pill form or if in a drink form, do not often taste good.  Active UpLift™ is a convenient, delicious effervescent drink mix that people can integrate easily into their normal daily diet and substitute as their beverage of choice.  Many brands/competitors use sugar or caffeine to boost energy whereas Active UpLift™ uses an all natural health approach to boosting daily physical energy and also mental clarity.

Employees

While we do have a non-compete agreement with our officer and director, Jessica Stone Rampton, the fact is that we have no employees and do not anticipate having to hire any other than possibly for part time clerical help or in the event that sales increase or take off so dramatically that our packager, Harmony Concepts, cannot assist us in packaging and shipping our product. Accordingly, we have no immediate plans to retain employees until such time as our business plans warrant or justify the expense. We may find it necessary to periodically hire part-time clerical help on an as-needed basis though we have no plans to do so at this time.

Facilities

We are currently using as our principal place of business the office address of our president, Mr. Lewis, located in Roy, Utah, a suburb of Ogden, Utah. We have no written agreement and pay no rent for the use of this facility. Even if we had the capital, because we are a start-up eCommerce and retail business, we have no current need or plans to secure commercial office space from which to conduct our business.

ITEM 2. Management's Discussion and Analysis or Plan of Operation

We are a start-up, internet-based eCommerce company that offers and sells a new natural energy and health drink called Active UpLift™. In addition to offering our product for sale on-line, it is also our intention to do what is necessary to get our new product carried in retail stores around the country.  We do not anticipate relying on the Internet for the majority of our business.  Our website is www.upliftnutrition.com and it is hosted by www.godaddy.com.

We have only recently perfected our new Active UpLift™ product so that it is suitable for offer and sale in interstate commerce.  As a result, we have only generated or realized nominal revenues from our operations to date.

Selected Financial Data

Because we have not been operating long enough to generate significant sales at the present time, selected financial data would not be particularly meaningful. Reference is made to our audited financial statements included in Part F/S hereof.

Since our emergence from approximately 5 years of dormancy, we have incurred accounting costs and other expenses and fees in connection with reactivating ourselves, acquiring Nu Mineral Health from the Ramptons, and the preparation and filing of this Form 10-SB registration statement. Funding of these and other expenses is from working capital provided by our majority stockholder, namely, Uplift Holdings, LLC, an entity which, because of its 74.5% ownership interest in us, has an obvious vested interest in seeing us successfully market our product. For the nine months ended September 30, 2007, we have incurred fees and expenses totaling $52,518 net of $1,498 in revenues.  These fees and expenses have been for “in-house” accounting fees, legal fees, transfer agent fees, packaging expenses paid to suppliers and packagers, and also fees paid our product manufacturer or formula mixer, Harmony Concepts.

Our website was originally fully operational in September 2005 when the Ramptons ran the business.  Since the date we acquired Nu Mineral Health from the Ramptons, an acquisition which included acquiring their website, we have made substantial improvements to the Ramptons’ original product, a product we now call Active UpLift™.  Between June 2006 and September 2006, we have also made substantial improvements and changes to our website.  Still, the new and improved formula for our new Active UpLift™ product was only recently completed for sale to the public.  Because our new and improved product, Active UpLift™, was only recently determined to be ready and suitable for sale to the public, we have had little opportunity to engage in specific advertising campaigns though we fully intend to.  See our discussion below about our proposed and intended advertising campaigns.

We also expect that we will have to spend money with retail distributors, or make commission deals with retail distributors, to assist us in getting our product easily supplied in retail food and grocery store chains around the country.  We have no way of predicting our potential success in this regard.  Having said this, we believe our ability to become carried in retail food and grocery stores hold more of the key to our success than merely offering our product for sale on the Internet.

Liquidity and Capital Requirements

On the date of our nine months ended September 30, 2007, we had $5,305 in our checking account. As of the date of this registration statement, we have approximately $981 in our checking account. What we have in our checking or bank account at any given time is insignificant inasmuch as our working capital is provided by our majority shareholder. Though we are accruing 8% interest per annum on the amounts provided by our majority shareholder, these advances do not require interest payments at the present time and, unless or until we become profitable, we do not believe that it likely that our agreement with our majority shareholder, Uplift Holdings, would be modified to require such. Uplift Holdings’ loans are considered or designated by us as "advances," inasmuch as they do not require that we pay interest payments. At present, we have no way of paying any interest payments. In the event we modify our oral agreement in the future with Uplift Holdings to allow for the payment of interest, we do not believe it would have any material impact on us or our liquidity because both we and Uplift Holdings would not agree to such a modification unless we were profitable and could afford to make interest payments. Though we have nothing definitive in writing with our majority shareholder, we consider Uplift Holdings’ obligation to advance us the money necessary to carry out and pursue our business plan a legal obligation of it upon which both we and investors can rely.

We will be able to satisfy our cash requirements for not only the next 12 months but at least for the next three (3) years in that our majority shareholder has committed itself to advancing what funds are necessary for us to carry out and pursue our business plan, a commitment that will also satisfy all our cash requirements and keep us current in our 1934 Exchange Act reporting obligations for at least the next 3 years. We believe that this time period is consistent with the disclosure in our Plan of Operation described below in that we believe that within 3 years, we should be able to successfully carry out our business plan. If a determination is made by management within the next three years that we will NOT be successful and that our business plan is or will be a failure for reasons which we can only imagine, our majority shareholder will likely elect not to advance us any more funds.  See the section titled "Plan of Operation" below. Having said this, we are unable to guarantee that at the expiration of three years from now, and assuming that our business plan is NOT by then successful, that our majority shareholder will continue to advance us sufficient money to allow us to continue in our reporting obligations. We do not mean to imply, however, that our majority shareholder will NOT continue to advance us funds beyond the next 3 years, particularly if it appears that we will indeed be able to successfully carry out our business plan if we continue beyond the next 3 years. If our majority shareholder does not desire to loan or advance us sufficient funds to continue for the simple reason that the prospects of our business plan look bleak, we may be required to look at other business opportunities, the form of which we cannot predict at this time, as to do so would be highly speculative on our part.

Our Budget over the Next 12 Months

The amount of money necessary to implement and carry out our business plan over the next twelve months is as follows: The cost of maintaining our website hosted by www.godaddy.com is currently a mere $9.95 per month. Over the next year and though we do not know how long it will take to get this registration statement “cleared” by the Commission, we have budgeted between $8,000 and $10,000 to be spent in legal fees. With respect to our annual "in-house" accounting and outside, independent auditor fees and costs, we have budgeted as much as $8,000 to $10,000.  This estimate does not include the additional accounting fees to be incurred in obtaining the type of audited financial statements necessary to go through and otherwise complete this registration process. We are also budgeting Edgarization costs and fees of at least $250 per quarter and $600 for our annual report, figures also excluding the costs of completing this registration statement process.  In the normal course of business and after we complete this registration statement process with the Commission, we anticipate spending at least $1,000 per year on Edgarization costs and expenses. We have also budgeted approximately $1,000 per year in annual transfer agent fees and costs, part of which is our annual stock transfer agent maintenance fee. Other transfer agent costs and fees will ordinarily be the obligation of each shareholder submitting his or her shares for transfer.  Earlier this year, we obtained a products liability insurance policy at a cost of $1,100 per year. This policy comes up for renewal next January of 2008. This means that, after we have completed this registration statement process, we anticipate that at least $20,000 per year shall be necessary to satisfy our minimal cash requirements.

We are currently advertising in limited fashion on the Internet as set forth more fully below.  This particular budget item is in addition to those in the preceding paragraph.

We also have funding earmarked for retail advertising but, since we are not yet currently supplying our product to any retail chain store, we do not know what that advertising budget might be or will be.  We are informed that most retail stores require a certain amount of advertising to coincide with their carrying the product in their store.  If we get this opportunity with a retail store, we are committed to devoting enough capital to advertising in order to satisfy any such retailer.

For information on the cost of manufacturing and packaging our product, reference is made to our Plan of Operation section below.

Our majority stockholder is currently our sole source of financing.  This stockholder has agreed to finance us and our business plan through at least the next 3 years, provided that our business plan has every potential or prospect for success during that period.  In this regard, we have a $10,000 credit limit on a corporate or company credit card.  The principal of our majority stockholder has also lined up a $20,000 line of credit for our benefit, a line of credit on which, as of this date, he is the only signatory.  Because we have a financial commitment from our majority stockholder sufficient to carry us through the next 3 years, we do not require any additional funding or financing sources at this time. Having said this, if we are able to generate the sale of a mere 10,000 boxes of our product per month, we believe that we can break even. If we are able to generate sales of more boxes per month, we can cover limited advertising expenses each month. Since few know who we are (even in light of the Ramptons’ history in the business) and since we and our new product are in large part unknown, we are hopeful that, if we do indeed make headways and inroads into retail stores, we may be able to accomplish this short term goal by the middle of our 2008 fiscal year.

PLAN OF OPERATION

Our principal business plan is to promote, market and sell our new powdered natural energy and health drink, Active UpLift™, through traditional retail distributors, who, in turn, will supply our product to retail health and food stores. We feel that our best markets will be large food store chains and specialty health food outlets. We will compliment that marketing by continuously offering our product on and through the Internet.   Because this is a new and improved product and we are essentially a start-up enterprise, the dietary supplement and nutrition industry is in large part unfamiliar, at this stage, with our product.  For this reason, we believe it will take some time for our product to "catch on" and for any significant or meaningful sales to occur.

Our Website

In approximately September 2006, our current website was completed and became fully operational. This is not to suggest that we do not continuously make changes, improvements and modifications to our website.  We do.  Our website address is: www.upliftnutrition.com.  As set forth above, our website is hosted by one of the largest website hosts in the United States, namely, www.godaddy.com.  This costs us a mere $9.95 per month.  Because www.godaddy.com is one of the largest website hosts in existence, we feel comfortable that the chances of our website “going down” at any given time are remote.  As a result, we believe there is little likelihood of losing sales because our website “goes down.”

Our Product is Already Available in a Colored Retail Box with Bar Code

When we first acquired Nu Mineral Health, we used the original colored retail box for our product that the Ramptons and Nu Mineral Health had designed back in 2005.  Since acquiring Nu Mineral Health, we have updated our colored retail box design to a small degree, included our new product name, and made minor word and design changes. The Ramptons and Nu Mineral Health paid over $5,000 for the original display box design and we paid an additional $3,000 to have it changed with the updates and changes we wanted. Our boxes are made by a local company called International Paper Box Company.  Currently, it charges us between 28 and 45 cents per box, depending upon volume.  We are not dependent upon this company for this purpose and there are several other companies than can manufacture our box for us.

Recently, we purchased our own bar codes so we can control our product inventory.  This also enables us to have more codes ready in the event that we introduce new products to the market. The Bar Codes were applied for at a cost of $750 for 2,000 individual identifying numbers.

A lot of companies like ours spend thousands and thousands of dollars creating a colored retail box, an endeavor that can take many months and costs thousands of dollars.  Since we have completed all of the artwork necessary for this task, not to mention obtaining the necessary retail bar code, a code which is now available on our new packaging, we believe that this is a significant achievement or milestone towards the carrying out of our business plan and Plan of Operation.

Processing Orders

Our product comes in our colored, retail box that contains 15 foil packets.  Each packet contains the powder that is mixed with water to make one (1) Active UpLift™ drink.  One box of our product sells for $15.95 on-line, plus shipping and handling.

Our modified website has an active and operational shopping cart that accepts American Express, Visa, MasterCard, Discover Card and other, less known credit cards, including PayPal. Once an order is placed on-line, we receive an email from our credit card processing company.  We then go in our website Control Panel and process the order.  From there, we can print off U.S. Postal Service labels, etc.  Our website is currently set to accept all orders without our having to manually accept a credit card purchase order.  (We would only change this setting if we were out of product, an event that has not yet occurred.)  On-line Visa and MasterCard orders are currently processed directly through I-Payment, a large credit card transaction clearing or processing firm.  On-line American Express and Discover card transactions are processed through I-Transact, an affiliate of I-Payment, which has salesmen and which provides more direct transaction services and assistance.  Within 3 to 5 days of an order, the money is directly deposited by I-Payment or I-Transact, as the case may be, in our company bank account.  These services dispense with processing credit cards ourselves and we believe more than justify paying the required $10 monthly fee, a $5 per month statement fee, and a 2.16% transaction fee for each credit card sale.  If and when on-line sales increase, if they do, the transaction fee percentage is reduced.

For larger orders, and hopefully large Retail Distributor orders, we anticipate getting invoices faxed or emailed to us directly.  At that time, we will determine how to fill the order depending upon the size and location of the order.  Retail Distributor orders will not be processed through our website but directly with and through us.  We have not yet had a large retail order but we are currently in discussions with Retail Distributors for this purpose.

Shipping and Handling

When we receive an on-line or Internet order, we typically print off a U.S. Postal Service label. Our system allows us to input proper postage on the label, which is $4.95 per shipping box.  This allows us to send the package to our customer by Priority Mail.  Currently, we have enough inventory on hand to ship on-line orders directly from Roy, our corporate headquarters.  For this purpose, our mixer, Harmony Concepts is in the process of adding three (3) 50 gallon drums of product to our inventory.  This will be shipped to Pristine Co-Pack in Salt Lake City for packaging.  This inventory will then be ready to be packaged and shipped.

For those on-line orders we process and ship from Salt Lake City directly, our mailing label is placed on a shipping box at the warehouse or outlet where we store Active UpLift™ product. Upon advice of our intellectual property counsel, we also place our own return address label on the package which contains or is conspicuously identified by the inscription "Active UpLift™." According to counsel, this is necessary in order to demonstrate to the U.S. Patent and Trademark Office that we are using the trademark or trade name "Active UpLift™ in interstate commerce, thereby entitling us to this federal trademark and trade name. See heading in Item 3 below titled "Description of Property." Further, each order includes or encloses an informational brochure that talks about our product. Once our shipping label process is complete, one of our officers or directors drops the package by the U.S. Post Office or we give it to the mail carrier when he comes by during the day.

The average on-line order is one or two of our 15-packet colored retail boxes.  See the pictures on our website, www.upliftnutrition.com.  The U.S. Postal Service provides shipping boxes for this purpose at no cost to us.  Each colored retail box of our product holds 15 foil packets.  In the event that we have an order that is too large to be shipped in a U.S. Postal Service box, we would obtain appropriate shipping boxes from a local company known as Flex Pack.  We believe it is the best and least expensive supplier for this purpose.

At such time as we obtain any large retail orders in places like California, we will likely “drop-ship” our product from American Co-Pack, a large Los Angeles-based packaging company which has given us good pricing for orders exceeding 250,000 foil packets of product.  In the meantime, Pristine Co-Pack in Salt Lake City has agreed to fill our foil packets with product, 15 of which go in each colored retail box of product at an Internet sale price of $15.95 per box.  Only in the event that we get some very large retail orders will we use American Co-Pack to fill and ship very large orders such as 200 cases to retail distributor outlets in California.  We are not set up with American Co-Pack as yet and this will only occur if and when we communicate any such large order to them.

Inventory

Harmony Concepts, the company that currently mixes our product from pharmacopoeia grade raw ingredients, was given an original order to produce 350 kilos.  This order has been processed and, through Pristine Co-Pack, packaged into approximately 2,300 display or colored retail boxes.  As stated above, each display or colored retail box contains 15 individual packets of product.  Ten (10) of these colored retail boxes have been placed in each shipping box.  As of September 30, 2007, our nine month end, we had approximately 300 shipping boxes or containers in inventory and ready to ship. Product can be produced in a relatively short period of time and is limited only by the size of order.  We could place a much larger order and Harmony Concepts would be able to accommodate our needs.

After the product is mixed and produced by Harmony Concepts, it is sent in airtight containers to Pristine Co-Pack in Salt Lake City.  Pristine then packages the powder into individual foil packets.  This is currently done at a cost of 8 cents per foil packet.  Fifteen (15) of these individual packets are then placed into each of our colored retail display boxes.  These “15 packets per box” are placed into the shipping containers that hold 10 of our colored retail display boxes each.  This is how the product is currently shipped, packaged and otherwise prepared for shipment. There is a one (1) year shelf life after Active UpLift™ is packaged.  As a result, we are reluctant to manufacture, package and store too much product at one time.  We need to be able to adjust our product ordering and packaging to the actual sales we have secured and in realistic anticipation of what our growth will be over the next short period of time.

Since we are currently anticipating getting a large retail order, something of which we can make no assurance, we have since obtained pricing from American Co-Pack in Los Angeles, a large product packaging company.  While Pristine Packaging charges about 8 cents to fill each foil packet, American Co-Pack, in the event of large orders on the nature of 250,000 or more, will be able to perform this service much cheaper.  American Co-Pack, when and if the occasion arises, will also be able to ship product in large pallets to Retail Distributors around the country.  Until we receive the anticipated retail orders, we plan in the meantime, to continue shipping drums of mixed product to Pristine Co-Pack, as needed, which will hold the same in its warehouse until we give them further instructions.

As of this date, in addition to about 300 shipping boxes filled to order, Pristine Co-Pack is holding three (3)-50 gallon drums of mixed product which, when the time arises and when we no longer have any packaged inventory, it will package as per our instructions.

We are NOT Dependent on One Supplier for Our Potential Success

In addition to obtaining most of our ingredients through our current manufacturer/packager, Harmony Concepts located in Weber County, Utah, which, by the way has excellent manufacturer relationships and thus, the purchasing power to get us the best possible prices, we have identified at least three other manufacturers/packagers capable of buying, producing and mixing our product.  We are therefore NOT reliant on Harmony Concepts for our success.  One of these other suppliers is Pristine Packaging mentioned above.  Like Harmony Concepts, Pristine Packaging, has been in business many years and it too has an excellent reputation for its quality control and packaging systems.

These manufacturer/packagers sign a non-disclosure, non-compete agreement with us and thus, we are assured that they will not disclose our formula to anyone else.  We also feel comfortable in this regard in that these companies’ success is dependent on their ability to keep their customers’ formulas secret.

Our Plan over the Next 12 to 18 Months

Our current suggested retail price of a box of 15 powder packets is $15.95, plus approximately $4.95 for shipping and handling anywhere in the U.S. or Canada.  To enhance or increase on-line sales volume, we will consider offering reduced price specials on our website; however, we are not willing to do so if it would hinder our efforts to encourage a large retail grocery or health food stores to carry our product.  That is to say, we have no intention of undercutting a potential retailer through website sales.

Other marketing efforts that we make will be made in conjunction with Integrated Marketing Group (IGM), a Salt Lake City-based advertising agency whom we have recently engaged for this purpose.

There is little doubt that our future sales of our product will be driven by the amount of money we are able and willing to spend on advertising and with various Retail Distributors.  During the next 12 to 18 months, we will actively pursue enhancing sales. As stated in the "Description of Business" section above, our second phase Plan of Operation, assuming that the first phase is reasonably successful, will be to (1) develop and market additional nutritional products that we devise and formulate; (2) distribute other nutritional drinks and products made by others on our website through licensing/distribution arrangements; and/or (3) acquire other properties, products or companies that offer and sell health and energy products on-line and through national retail chain stores. These considerations are speculative at this stage and otherwise in the distant future. For the time-being, and because at a price of $15.95, our profit could be approximately $7.20 to $9.00 per 15-packet retail box (depending on volume), we want to focus our efforts on selling our own product in retail stores and on-line.  If advertising in limited fashion on Google AdWords, Yahoo! Search Marketing, or any other website services we discover and use prove successful, we will do what we can to increase sales by advertising in those venues more aggressively or, we will then use the capital generated thereby to pay advertisers and marketers to get our product carried in nationally recognized retail grocery and health food stores.  Already we have met with retail advertisers/marketers who have the ability, through advertising, to drive retail customers to our product when it becomes featured in nationally recognized food store chains.  We can make no assurance at this time that this will happen.  Whether this does indeed occur and whether we pay these advertisers/marketers the money they want for this service remains to be seen.

As set forth in the discussion immediately below, we also plan to advertise on other websites, links to other on-line retailers and specialty websites, specialty food magazines and retail chain food stores, assuming the latter become interested in carrying our product for sale in their retail outlets.

Our Current On-Line Marketing/Advertising Strategy

As stated above, our basic marketing plan through the end of this fiscal year, and assuming we don’t become carried in any retail stores right away, is to advertise on the Internet.  Our specific budget and targets are set forth further below under the subheading "Sales Goals and Objectives over the Next 12 to 18 Months."  To accomplish our on-line marketing ideas, we plan to commence simultaneous but limited advertising campaigns on (1) Google AdWords, (2)Yahoo! Search Marketing, and (3) others we come across that we determine are worthwhile and productive advertising venues for us and our product.  For example, Google AdWords describes its Internet marketing services as follows:

Google AdWords ads connect you with new customers at the precise moment when they're looking for your products or services [on the Internet]. The Google Network reaches more than 80% of Internet users.

With Google AdWords you create your own ads, choose keywords to help us match your ads to your audience and pay only when someone clicks on them [and thus goes to your website].

We have very recently begun running a pay-per-click ad campaign on Google AdWords.  We are aware that the less one pays per click, the further down on the search results pages one's ad appears.  At the same time, we intend to commence using a daily maximum advertising budget of $25.  All Google AdWords ads are 4 lines. When we activate it, our Google ad will likely read as follows:

Active UpLift™

Want a lift?

Tired of being tired?

www.upliftnutrition.com

Similarly, we have very recently begun an advertising campaign through Yahoo! Search Marketing.  This on-line advertising service is very similar to Google AdWords but it also requires a one-time initiation fee.  It also allows one to descriptively tailor his or her ads more towards one's individual advertising or product needs.  We find this service slightly more complicated or intricate than Google. Yahoo! Search Marketing describes its Sponsored Search advertising option as follows:

Receive the highest return on investment when you advertise with Sponsored Search.  Advertise only to customers who are interested in your products or services

• Pay only when users click through to your site

• Set your own cost-per-click

With Sponsored Search, you set the price you're willing to pay for each customer who clicks on your listing. Unlike direct mail, you won't have to pay for mailing lists, printing or postage, and you won't pay for impressions as with banner ads and tiles. You pay only for the interested customers who actually click through to your site.

In order for our Internet/eCommerce business to succeed, we additionally plan, among those things mentioned above, and on an on-going basis, to:

-- make significant investments in our Internet/eCommerce business, including upgrading our website as it becomes necessary

-- get other food and nutrition websites to link to ours

-- significantly increase online traffic and sales volume in every way we can

-- attract and retain a loyal base of frequent visitors to our website who will give us feedback about our product

-- expand the products and services offered on our website

-- respond to competitive developments and maintain our distinct brand identity

-- form and maintain relationships with strategic partners, particularly retail food stores and outlets

-- provide quality customer service

-- continue to develop and upgrade our services and technologies

We Intend to Offer and Sell Active UpLift™ on a “Drop Ship” Basis.

Many eCommerce companies offer and sell their product through other, even competing websites.  This is called the “drop ship” business.  This has been an extremely effective Internet marketing tool.  The way it works is that we negotiate to get another website to offer our product for sale at the same price as we offer it on our own website.  Usually one picks or tries to find a website with much more notoriety and on-line traffic.  When they get an order of our product, they communicate it to us.  We ship directly to THEIR customer at their customer’s address and at the end of 30 days, and usually on a 30-day net basis (meaning no interest), we send the distributor a bill at a reduced rate, say $12 or $13 per colored retail box.  The distributor thus makes $2 or $3 per order for essentially doing nothing but communicating to us where to ship an order and paying us for it (at their reduced price) later on.

We can make no assurance that we will be able to locate a drop-ship distributor but we believe that there are many out there willing to do so.  The principal hurdle will be negotiating a “wholesale” price for them to so offer and sell our product on their website, a price that works and is suitable for us as well.

Our Current Efforts to Get Active UpLift™ Featured and Carried in National Retail Grocery and Health Food Chain Stores.

During the last few months, we have both contacted and been approached by several national advertisers and retail distributors who claim to advertise and supply in the regional areas where our product would be made available on a large retail store basis.  That is to say, once we line up certain retailers, these retailers like to work with specific distributors in their area who will warehouse product for them.  The distributor then holds the product and provides it to the retail store when needed.  We have also approached several retailers directly, some of whom have directed us to their local distributor.  If and when they indicate an interest in our product, we will then become set up with their respective distributors.

We know at least one retailer we are targeting who does not use a distributor.  This particular retailer would allow us to act as our own distributor.  We have not yet reached an agreement with this particular retailer and are continuing our negotiations with them.

Because we already feature our product in a colored retail box with a bar code (see our website, www.upliftnutrition.com, which carries pictures of our box), we are one step ahead of this overall retail process.  In other words, we are already set up to be carried, right now, in a large retail chain store.  We believe this is an important milestone or accomplishment that we have already achieved in that many companies sell their products on the Internet without having a colored retail box and bar code.  Without this asset, one’s product is incapable of being carried in a retail store.  Having said this, the marketers and advertisers that we have talked to and met with want a monthly fee of several thousand dollars in order to approach and attempt to get us involved with national retail food store chains.  Some also want percentages of sales.  Depending upon our margins, promising percentages of sales is something that we need to thoroughly think through.  We are seriously considering these options and we continue to meet with the various people who are making these and other representations to us.

We Intend to Pursue Additional Marketing Ideas and Avenues on an On-Going Basis.

Marketing ideas that have not as yet been implemented by us include a desire to additionally promote us and our website

(1) through reciprocal links with other websites;

(2) through advertising on other health and nutrition websites;

(3) through ads placed in various health and nutrition food magazines such as Healing Lifestyles & Spas, Shape, Prevention, and Woman’s Day;

(4) through the attendance at health and nutrition tradeshows and expos across the country;

(5) through contacting and then supplying retail food stores across the country, including health food stores, with our product, either on consignment basis or, on a high volume discounted basis for which they will pay us in advance;

(6)  through the giving of product demonstrations in store locations and even malls; and

(7) through television commercials on the Food Channel at such time as earnings or funding becomes available to shoot such a commercial and pay for the cost of airing it on television.

Potential Endorsements from Nutrition Professionals, Specialists or Celebrities

Currently on our website, we have one professional cell and molecular biologist/research scientist who has endorsed our product, namely, Ms. Rampton, who essentially formulated our current and modified product for us.  We also have a professional physical therapist and chiropractor who has endorsed our product.  See the heading on our website titled "Testimonials." We have not as yet approached anyone else to "endorse" our product, as we have lacked the time or other opportunity at this stage and have instead concentrated on getting our website operational and our product perfected to sell and ship. Our current lack of a nutritional expert’s endorsement of our product, assuming that we could obtain one, has therefore been a business decision.  As time goes on, we hope to be able to approach a well-known health food and nutrition celebrity and see what it would take to get such a person's endorsement of our product. At present, we lack the ability to offer any such person anything in exchange for his or her endorsement.  At such time as we can, we hope to be able to do so. We currently lack the money or other resources to attract the endorsement of any celebrity and can make no assurance that we will ever be able to do so.  While it is conceivable that we could issue such a person "restricted" stock in us in exchange for an endorsement, we have no plans at the present time to do so.  We would also be leery of doing so unless we could quantify, in some fashion, the amount of sales that such an endorsement would generate or cause to occur.  To issue someone stock, without knowing to what extent it would increase sales and thus generate income, would likely be irresponsible on our part and we have no intention of doing so without knowing what the direct result or effect of that corporate action would be.

Sales Goals and Objectives over the Next 12 to 18 Months

Our business plan is to focus primarily on getting our product carried in retail grocery or health food stores.  We expect that 90% of our sales will eventually be on a retail basis.  On-line sales through our website shall be the secondary means of marketing our product and we only anticipate that approximately 10% of our business will be through Internet sales, if that.  In the event that we can begin to get our product carried in retail grocery or health food stores, we believe we may have the potential to carry out the following sales plan:

Basis:             Sales of 29,000 to 30,000 boxes of our product at a suggested retail price of $15.95 per box, plus shipping and handling as applicable

Inventory:      Currently we have manufactured and packaged approximately 3,000 retail boxes of product that is now available for sale

Intention:       It is our intention to sell all 3,000 boxes by March 31, 2008

Future:           Our short term goal is to sell at least 500 boxes of product per month starting in November of this year.  We currently have no way of predicting or knowing how many boxes the market for our product will absorb or take

Management intends to strive, over the next 3 to 9 months, to market and sell 3,000 display or retail boxes of product. We have paid for and currently have these display or retail boxes of product in inventory, and available for sale.  If we can sell this amount of product before year end, we will then pour those profits into beefed-up or enhanced marketing and advertising campaigns. Our profit on the sale of all 3,000 boxes of product would be approximately $19,800, depending upon how many we would sell on a discounted basis or otherwise give away for promotional purposes. This figure is arrived at on the basis of a $15.95 sales price. As stated above, in the event that sufficient funds become available, we will (1) contact food retailers and their distributors and see if they will buy our product at reduced rates for retail sale at their locations; (2) beef-up our various Internet advertising campaigns; (3) see what other websites will link our website to theirs, either free or for payment; (4) contact and see what on-line health and nutrition websites might be willing to offer our product on their website on a “drop ship” basis; (5) advertise in various food, health and nutrition magazines; (6) attend as many health and nutrition tradeshows and expositions as we can to create name recognition for our product and otherwise make contacts in the industry;  (7) give product demonstrations in retail stores and malls; and (8) consider spending the money necessary to advertise on the Food Channel. We believe that this latter endeavor would cost us as much as $10,000 to $20,000, an amount of money we do NOT at this time have to spend for such purposes and which we will not likely have in the near future.

Employees, Experts, Consultants and Advisors

Currently, we have no employees. Employees will not be necessary at this stage of our development. Our officers and directors will perform daily duties as needed. We only intend to hire employees if and when the need develops. In fact, there is nothing really that could occur that would require us to hire employees. Unless processing orders becomes so time consuming for our officers or directors or for Pristine Co-Pack, our packager, that we all lack the time to look up the orders and communicate them to our warehouse facility to put a shipping package together, we cannot envision what would occur that would require such. If sales start growing over the next six months or one year and if we are selling 500 boxes of product a month through our website and otherwise, we will no doubt be required to hire at least one employee to take orders and assist in shipment of product. Since this has not occurred and there is no assurance or current likelihood that it will, we are not in a position to make further projections or estimates in this regard.

Our directors and officers intend to defer any compensation that might be due or owed them until such time as capital can be generated from sales.

In implementing our business plan, we are holding expenses to a minimum and we plan to obtain expert and other services on a contingency basis if and when needed. Right now, we have no need for any outside experts, advisors or consultants. If we engage outside advisors or consultants for any particular purpose, we will have to make a determination as to how such persons will be compensated. We have NOT made any arrangements or definitive agreements as yet to use outside experts, advisors or consultants for any reason. This is because, so far, we have not needed to. We do have a website technician whom we have recently hired to, among other things, enhance our html source or description codes, namely, Keywords, on our website so that information is more easily susceptible to Yahoo! and Google's "crawler" or “spider.” (For those readers or investors who are not aware of what "crawler" means, a "crawler" is the computer software program utilized by Yahoo! and Google, for example, to go out into the Internet and collect "buzz" and other Keywords on all the available websites and thereafter catalogue them for their respective search engines. We are informed that the "crawler" programs are launched by Google and Yahoo! about every 30 days.) See the subheading above titled "Marketing/Advertising."

As stated above, we have retained the advertising consulting services of a Salt Lake City-based advertising agency known as Integrated Marketing Group (IGM).

We do NOT intend to use or hire any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they are needed and can be obtained for minimal cost or on a deferred payment basis. Other than our website maintenance technician that we shall continue to use to update or revise our website as it becomes necessary, we are not aware of any situation in which we would need an outside advisor or consultant.

Express Obligation of Our Principal Shareholder to Finance Us and Our Business Plan Over at least the Next Three (3) Years.

As stated elsewhere in this document, our principal shareholder, Uplift Holdings, LLC (“Uplift Holdings”), intends to provide us with sufficient funding, over at least the next three (3) years, to pursue and carry out our business plan.  This includes whatever capital is necessary to keep us current in all of our reporting obligations. The only caveat with regard to this commitment is if it is determined by us and our majority shareholder within the next three (3) years that our business plan will NOT work and cannot succeed.  If that occurs, and we can make no prediction about whether it will occur or not, our majority shareholder will likely elect to cease funding us. We have NOT entered into any formal, written agreement with Uplift Holdings that contractually binds or obligates it, in writing, to fund us for the next three years, though we consider this commitment on its part to be a legal obligation upon which we and our shareholders can rely. Having said this, we will nonetheless be required to continue to evaluate our business plan. At the expiration of three (3) years, or earlier, and assuming that our business plan has NOT been successful, or even partially successful, management will have to re-evaluate our overall plans, intentions and strategies and, in particular, Uplift Holdings will then have to evaluate whether, and to what extent, it wants to continue to fund our operations and business plan, including our various advertising campaigns. For the nine months ended September 30, 2007, Uplift Holdings advanced us $65,500.  This figure is carried on our balance sheet contained in Part F/S below as a liability.  Since our emergence from the dormant stage, Uplift Holdings has advanced us a total of $114,700.

For additional information regarding our business plans and intentions, reference is made to Item 2 of Part I above titled "Management's Discussion and Analysis or Plan of Operation."

ITEM 3. DESCRIPTION OF PROPERTY.

As disclosed above, in June 2006, we acquired all of the outstanding membership interests and assets of a Wyoming limited liability company known as Nu Mineral Health, an entity which we thereafter allowed to become dissolved with the Division of Corporations of Wyoming.  In that transaction, we also acquired all attendant intellectual properties and assets associated with it and its business.  Copies of the documents relative to this acquisition are together attached hereto as Exhibit “10.1”.  This company and its assets have been used as a starting place or springboard from which we have been able to formulate, develop and create our current and principal product, Active UpLift™, which we have been enabled to formulate with the education and experience of Jessica Stone Rampton, a former owner of Nu Mineral Health.  As stated above, Ms. Rampton has assumed a position as a director and officer of us.  For further information about Ms. Rampton, reference is made to Item 5 below, our discussion of officers, directors and control persons of the Company.

Summary of Our Acquisition Agreement with the Ramptons

The following is a summary of our June 2, 2006, Acquisition Agreement with the Ramptons and which identifies the rights and interests licensed or assigned to us. For more specific information, reference is made to a full copy of the Agreement attached to this registration statement as part of Ex. 10.1.

In exchange for the issuance, to the Ramptons, by book entry, of 20 million post-merger "restricted shares," the Ramptons conveyed all property belonging to their Wyoming LLC called Nu Mineral Health to us.  To cover all the bases, this also included conveying to us their 100% membership interests in the LLC itself.  The agreement also specifically listed certain assets by name.  These were:  All inventory, all claims to the name and trademark “UpLift Energy,” all rights in and to “Nu Mineral Health,” a Wyoming limited liability company, its then-existing website, all equipment, hardware, intellectual property associated with the UpLift Energy dietary supplement, and finally, two registered domain names that would be helpful when we modified the already-existing Nu Mineral Health website.  In exchange for this assignment and a bill of sale, we were obligated to issue the Ramptons 20 million "restricted" shares (which we did by means of book entry). The agreement does NOT involve or require paying the Ramptons any royalties.  At the same time, both Ramptons agreed to sign non-compete and non-disclosure agreements, both of which comprise Ex. 10.1 attached hereto.  Though it is not specifically mentioned in our formal agreement with the Ramptons, Jessica Stone Rampton agreed to act as our chief science officer, as our secretary/treasurer and as a director of us.  See Item 5 below.

Other Properties

On September 22, 2006, we applied to the U.S. Patent and Trademark Office, through an intellectual property lawyer, for a federal trademark and trade name in and to the phrase or name “Active UpLift™”.  Our U.S. Trademark Application No. is 77/005,227.  While our initial research indicates that there is no conflict with this federal trademark or trade name application, we do not know what the U.S. Patent and Trademark Office’s next step with us will be in this regard.  We therefore cannot predict if our application will be published in the Official Gazette of the U.S. Patent and Trademark Office or if we will get some type of comment letter requesting more information from us evidencing that we are claiming this mark or using it in interstate commerce.  We are waiting to hear from the Office.  We are informed that it may take a year from the date of our application.  Nonetheless, in order to prove our entitlement to the subject trademark and trade name, we intend to use, and continue to use, the phrase or name Active UpLift™ in interstate commerce and on all of our product packaging.

Counsel advised that we could have filed for a foreign trademark application corresponding to our U.S. trademark application by March 22, 2007.  However, we decided not to spend the money to do so.

We have received no notice from any person or company that our claim to the phrase or term “Active UpLift™” in any way infringes on anyone else’s product or business.  While we can make no assurance that we will never receive any such a claim, we believe that since we have applied for the trademark and trade name with the U.S. Patent and Trademark Office and our application is public information, any person making any such a claim would likely have come forward by now.

We are contemplating filing with the U.S. Patent and Trademark Office for a federal chemical patent on our Active UpLift™ formula.  We have not as yet done so.  Currently, we are investigating what this might both cost and entail.  We have been told by one out-of-state patent lawyer that it would cost between $7,000 and $10,000 to file, though he indicated that more information would allow him to project a more accurate price.

Having acquired the Ramptons’ and Nu Mineral Health’s original website, we have made substantial improvements to it.  This website, whose address is www.upliftnutrition.com, is fully operational, including its shopping cart. See the discussion in our Plan of Operation above under the heading "Our Website." All rights to use, operate and modify this website as needed to successfully market our product belong to us.

Through our acquisition agreements with Nu Mineral Health and the Ramptons, we also obtained the following website domain names, www.myhealthchallenge.com and www.upliftenergy.com.  Anyone who types-in such website addresses is automatically directed to www.upliftnutrition.com.

In sum, through our Acquisition Agreement with the Ramptons and with the continued help and expertise of Jessica Stone Rampton, we have obtained a substantially modified and improved health food and energy drink product that is ready for sale to the public at large.  This has resulted in our current new energy drink product, Active UpLift™, a product that is now ready to be sold in interstate commerce.

For the exact language and specific provisions of our Acquisition Agreement, reference is made to Ex. 10.1.

As of the date of this registration statement, we are not now developing any new or related products. Instead, we are concentrating on selling our one product for which we believe there is a large and substantial market.

Executive Offices

As stated elsewhere herein, our executive offices are located at 4423 South 1800 West, Roy, Utah 84067. Our telephone number is 801-721-4410 and our fax number is 801-801-732-9371. This is also the business office address of our corporate president. We pay no rent for the use of this address or facility. We do not believe that we will need to maintain any other or additional office at any time or in the foreseeable future in order to carry out our plan of operations described in this document. This is because our business is "on-line," meaning that the current facilities provided by our president are adequate to meet our needs until something occurs which requires either more or different office space. We do not foresee that in the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information, to the best of the Company's knowledge, as of the date of this document, with respect to each person known to be the owner of more than 5% of common capital stock of the Company, each director and officer, and all executive officers and directors of the Company as a group.  As of the date of this document there are 24,496,445 shares issued, 329,501 of which are held “in reserve” as issued but not outstanding and which relate to a lost instrument bond.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially* Owned	Percent of Ownership of Common Stock Outstanding
Gary C. Lewis (1) 4423 South 1800 West Roy, Utah 84067	1,000,000 (2)	4%

Mary E. Ross (3) 2029 East Bengal Hills Cove Salt Lake City, Utah 84121	25,000	0.1%

Jessica Stone Rampton (4) 2403 West 1700 South Syracuse, Utah 84075	1,965,000 (5)	8%

Uplift Holdings, LLC (6) 252 West Cottage Avenue Sandy, Utah 84070	18,000,000	74.5%

Directors, officer and 5% or more holders as a group (4 persons only)	20,990,000	86.9%

-------------------------------

*       Beneficial ownership is determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and generally includes voting or investment power with respect to securities.  Shares of common stock issuable upon the exercise of options or warrants currently exercisable, or exercisable or convertible within 60 days, are also deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.  Nonetheless, the Company has no outstanding stock options, warrants or compensation plans of any kind.

(1) GARY C. LEWIS, Chairman of the Board, President, CEO and Chief Financial Officer, has been an officer and director of us since April 5, 2006.  For more information about Mr. Lewis and his background, reference is made to Item 5 below.

(2) This figure represents shares held by, or in the name of, a corporation owned by Mr. Lewis and his wife named HER Consulting, Inc., a Utah corporation.  Mr. Lewis and his wife, Pam, are the indirect or beneficial owners of these shares.

(3) MARY ROSS, Vice President and a Director, has been an officer and director of us since April 5, 2006.  For more information about Ms. Ross and her background, reference is made to Item 5 below.  Mary Ross’s shares are held in her own name.

(4) JESSICA RAMPTION, Secretary/Treasurer, Chief Science Officer, and a Director, has served as an officer and director of the Company since April 5, 2006.  For more information about Mrs. Rampton and her background, reference is made to Item 5 below.

(5) This figure represents shares acquired by the Ramptons during June 2006 pursuant to our acquisition agreement with them.  Of the 20 million “restricted” shares the Ramptons originally acquired from the Company under such agreement, these 1,965,000 shares were retained for their own account and not conveyed or transferred to Uplift Holdings or anyone else.  These shares are held by, or in the name of, a limited liability company owned by the Ramptons called Rampton Investments, LLC.  Ms. Rampton and her husband, Ryan, being the sole members of Rampton Investments, are the indirect or beneficial owners of these shares.

(6) UPLIFT HOLDINGS, LLC, (“Uplift Holdings”) is a Nevada limited liability company formed in 2006 for the purpose of financing us in a limited fashion and also, owning and holding shares of Uplift Nutrition.  Its only member and the person who owns 100% of its outstanding membership interests is Mr. Edward H. Hall, Sr., a resident of Salt Lake City, Utah.  Mr. Hall is and has been in the insurance business for some-30 years and owns an insurance agency in Salt Lake City called The Edward Hall Agency.  Mr. Hall is thus an indirect owner of these Uplift shares held by Uplift Holdings.  For more information concerning Mr. Hall, reference is made to Item 5 below.  Mr. Hall also owns or controls, but not through Uplift Holdings, an additional 80,000 shares that he obtained or acquired through open market purchases.  Since Mr. Hall is indirectly a “control person” of us, these additional shares are considered “control” shares.

None of the foregoing persons hold any shares of the Company pursuant to any voting trust or similar agreement.

There are no arrangements with anyone which may result in a change of control of the Company.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Our current directors, officers and “control persons” are as follows:

Name	Age	Position
Gary C. Lewis	58	President, Chief Executive Officer, Director (Chairman of the Board), Chief Financial Officer
Mary E. Ross	46	Vice President and Director
Jessica Stone Rampton	36	Secretary/Treasurer, Chief Science Officer and Director
Edward H. Hall, Sr.	58	Indirect majority stockholder

GARY C. LEWIS, Chairman of the Board, President, CEO and Chief Financial Officer.  Mr. Lewis has more than 15 years of experience in the organization of public and private corporations.  During the last ten (10) years, Mr. Lewis has been a director and the managing consultant of HER Consulting Company, Inc., a Utah-based company specializing in assisting start-up companies with their initial organization, funding and direction.  During the last five years, Mr. Lewis has also owned and operated his own light commercial and new home building construction business called PC Construction, Inc.  This company also does residential remodeling.  Since 1999, Mr. Lewis founded and has since that time acted as Managing Trustee of The Children and the Earth, Inc., a 501(c)(3) nonprofit charity dedicated to helping at risk and underprivileged children. Between 1983 and 1987, Mr. Lewis served on the board of directors and as president of a publicly held oil and gas exploration company known as Arabic Oil.  This company later went into the medical business and became known as Omega Technologies, Inc.  Mr. Lewis’s past experience also includes many years of management and marketing experience for companies in the minerals exploration, high tech development, residential and commercial construction, and steel fabrication fields.  In 1970, Mr. Lewis received an A.A. or Associates degree from Weber State College located in Ogden, Utah.  Mr. Lewis also served as the president and chairman of the board of Bionovo, Inc. (NasdaqCM:BNVI), a “fully reporting” company, when it was known as Lighten Up Enterprises International, Inc., a nutritional cookbook development and marketing company.  As a result of his involvement with Lighten Up Enterprises, Mr. Lewis brings significant knowledge, experience and background related to the health food and nutrition industry to the Company.

JESSICA STONE RAMPTON, Director, Chief Science Officer and Secretary/Treasurer.  Ms. Rampton currently works as the office manager of her husband’s company, Rampton Photography, a photography business located in Syracuse, Utah.  From 2005 until 2006, Ms. Rampton and her husband formed Nu Mineral Health, LLC, the company whose assets we purchased in June 2006.  From 1999 through 2004, Ms. Rampton was employed as an Associate Scientist in the Department of Molecular Oncology with Ligand Pharmaceuticals in San Diego, California.  While there, among other things, she developed cell biology, molecular biology and immunohistochemistry protocols.  She also ran the company’s histology lab.  After graduating cum laude from the University of Washington in Seattle, WA, with a Bachelor of Science degree in cell and molecular biology in 1998 and until 1999, she was employed as a Research Assistant with the Department of Biochemistry and Radiology, University of Washington.  In 1996, Ms. Rampton became a member of the Association of Women in Science.  Ms. Rampton, in her present position with the Company, will oversee new product research and development, product improvements, and market research.  She has substantial experience in molecular biology, biochemistry, cell biology and drug discovery.  She has also published articles involving cancer research.  Her strengths include research, critical analysis, communication and the ability to independently design, execute and analyze experiments while working cohesively within a team environment.  In 2005, Ms. Rampton had the vision of making nutrition easier to obtain and more effective and therefore, she and her husband formed Nu Mineral Health.  We believe that she brings a great deal of knowledge and expertise to the Company.

MARY E. ROSS, Director and Secretary/Treasurer.  Since 1976, Ms. Ross has been employed full time by Equitable Life & Casualty Insurance Company (“Equitable”) in Salt Lake City, Utah.  Ms. Ross is currently the senior editor of Equitable’s monthly news magazine and also its director of Community Public Relations.  Ms. Ross also owns Lighten Up Enterprises, LLC, a private company through which she markets and publishes low fat gourmet cookbooks.  She is a health nutrition and fitness consultant and speaks on those topics frequently.  In 1990, Ms. Ross earned a Bachelor of Arts Degree in Marketing and Communications from Westminster College, Salt Lake City, Utah.  Ms. Ross is the author of two books, Lighten Up: The Art of Low Fat Gourmet Cooking and Lighten Up: The Art of Low Fat Gourmet Cooking II.  Ms. Ross, in addition to being an author, is a television cooking host known as "The Low Fat Gourmet Chef," on KSL Television, an NBC affiliate station.  She currently appears on Channel 5's Studio 5 on a requested basis and previously had a weekly cooking segment on Channel 5’s Noon News Program for 9 years.  Ms. Ross has also acted as a health/nutrition consultant, fitness speaker, and cooking instructor at local community colleges and centers in the Salt Lake area since 1992.  She has been a teacher for 15 years.  Ms. Ross served as a director and officer of Bionovo, Inc. (NasdaqCM:BNVI), a “fully reporting” company, when it was known as Lighten Up Enterprises International, Inc., a nutritional cookbook development and marketing company.  As a result of her involvement with Lighten Up Enterprises, not to mention low fat cooking, Ms. Ross brings significant knowledge, experience and background related to the health food and nutrition industry to the Company.

EDWARD H. HALL, SR., is the manager of and the only member of UPLIFT HOLDINGS, LLC, (“Uplift Holdings”), a Nevada limited liability company formed in 2006 for the purpose of financing us and also, owning and holding shares of Uplift Nutrition.  Mr. Hall is a resident of Salt Lake City, Utah.  He is currently in the insurance business and has been for some-30 years.  Mr. Hall owns an insurance agency in Salt Lake City known as The Edward Hall Agency and which also goes by the dba “EHA Marketing.”  Uplift Holdings acquired its 18 million restricted shares of the Company from the Ramptons, namely, the former owners of Nu Mineral Health, on or about June 30, 2006, for $17,000 in cash.  Mr. Hall, through funding to be provided by Uplift Holdings, is willing to finance our business plan and plan of operation for at least the next three (3) years, provided that during that period our business plan has every potential or prospect for success.  This agreement is not in writing but we consider it to be a legal commitment on Mr. Hall’s part, as does he, a commitment upon which our shareholders can rely.  The agreement to provide financing as needed by us is not in writing because we believe we would then have to provide Uplift Holdings with more shares in the future.  For the time being, we and Mr. Hall believe that Uplift Holdings owns and holds enough of our shares.  Mr. Hall has never been an officer of or served on the board of directors of any reporting public company.  In addition to shares of our Company that Mr. Hall owns indirectly through Uplift Holdings, Mr. Hall also owns or controls 80,000 additional common shares that were acquired or obtained through open market purchases.  These shares are considered “control” shares.

None of our officers or directors intends to devote his or her full time to the management of the Company.  Since all three individuals have full-time jobs, each estimates that they will devote between 1% and 10% of their time to the Company and its affairs.  As set forth in risk factor no. 9 above, the Company believes that this may be as many as 5 to 10 hours per week on the part of each officer and director.  Obviously, much of this will depend on how the Company’s business and sales unfold.  Ms. Rampton and Ms. Ross’s efforts will concentrate on product development.  Mr. Lewis’s efforts will concentrate on the business end of the Company such as marketing and sales.  All three will be directly involved and give their input into the periodic reports we will be filing with the Commission.

None of our officers and directors, not to mention our majority shareholder, has been involved, directly or indirectly, in any bankruptcy or insolvency proceeding of any kind.  None is currently involved in any litigation nor has any been involved in any litigation that would have a bearing on any such person's fitness or other ability to act and serve as a director or officer of the Company.

We deny that any person other than our officers or directors or our major shareholder identified above "controls", or has the power to "control," us as contemplated in the "control person" provisions of both state and federal securities laws and as the word "control" is further defined in Rule 405. We may engage consultants or advertising experts in the future but to the extent we do, such persons will likely NOT have an ability to "control" us or our decisions, either directly or indirectly. Further, if we enter into any consulting agreement with any consultant or expert, including an "endorser" of our product, such agreement will provide that to the extent the consultant ever acquires a direct or indirect interest of 5% or more of our issued and outstanding securities, the consultant or endorser will so notify us and otherwise undertake whatever reporting obligation is required of him or her.

Board Meetings and Committees

Since the current Board of Directors became new board members of the Company on April 5, 2006, the new Board has met and also conversed on the phone and in person on several occasions. These members of the Board of Directors attended or were present at all meetings held; all were well aware of and consented in writing to the formation of our then-Nevada subsidiary during April 2006; all were aware of and consented, in writing, to the May 2006, Plan and Agreement of Merger by and between Comanche Oil & Gas Corporation, a Utah corporation, and Uplift Nutrition, Inc., a Nevada corporation, its subsidiary and the survivor in the change of domicile transaction; all were well aware of and consented in writing to the execution, by us, of the June 2, 2006, acquisition agreement with the Ramptons; and, most importantly, all approved of, consented to and signed the requisite corporate documents necessary to carry out these corporate actions.  Actions taken by the Board since April 5, 2006, have generally been implemented by written consent. After the April 5, 2006, board meeting, the new directors appointed and elected themselves as officers of the Company as elsewhere disclosed herein. The current Board of Directors has established no committees at present.

As set forth in our Nevada Articles of Incorporation and Bylaws, copies of which are attached to this registration statement as Exs. 3.1(iii) and 3.2, respectively, all directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. Though we have not compensated any director for his or her service on the board of directors or any committee, directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the board of directors and any committee of the board of directors. Due to our current lack of capital resources, our current directors will likely defer his, her or their expenses and any compensation due and owing them, if any, until such time as we can generate retained earnings from the sale of Active UpLift™. As of the date of this document, our officers and directors have NOT accrued any expenses in their capacities as officers and directors other than their time. As further set forth in our Articles and Bylaws, officers are appointed annually by the Board of Directors and each executive officer serves at the discretion or will of the Board of Directors. We currently have no standing committees and presently have no reason that we are aware of to create any.

ITEM 6. EXECUTIVE COMPENSATION.

In October 2006, Mr. Lewis, our President and Chairman of the Board, was issued 1,000,000 “restricted” shares for past and future services rendered.  These shares are held in the name of a private corporation owned by Mr. Lewis and his wife, Pam, known as HER Consulting, Inc., a Utah corporation.  See Item 4 above titled SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.  These shares were valued at $0.21 per share.  As a result, we have taken an appropriate charge on our financial statements in the amount of $210,000.

In October 2006, Mary Ross, our Vice President and a Director, was also issued 25,000 “restricted” shares for past and future services rendered.  See Item 4 above titled SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.  Like the shares issued to Mr. Lewis, these shares were also valued at $0.21 per share.  As a result, we have taken an additional charge on our financial statements in the amount of $5,250.

Because there is no additional compensation to disclose under this Item, we have not prepared a Summary Compensation Table as would otherwise be required.

We have NOT adopted a bonus, stock option, profit sharing, or deferred compensation plan of any sort for the benefit of our employees, officers or directors. This, however, does not mean that we will not do so in the future. Further, we have not entered into an employment agreement of any kind with any of our directors or officers or any other persons and no such agreements are anticipated in the immediate or near future.  We do have a non-compete and non-disclosure agreement with our director and officer, Jessica Stone Rampton, in part because she was involved in the creation of the company and assets that we purchased in June 2006.  See Exhibit 10.1.

Absence of Management Employment and Other Compensation Agreements

We do not at this time pay any of our officers any salary. We do not provide any other benefits to our officers. We do not have any written agreements with any of our officers and directors other than Ms. Jessica Rampton who, because she and her husband sold us certain assets we now have, would otherwise have been in a position to potentially compete with us.  For this reason, Ms. Rampton and her husband have each executed a standard non-compete and non-disclosure agreement.  See Exhibit 10.1.

Each of our officers and directors may engage in other businesses, either individually or through partnerships, limited liability companies, or corporations in which they have an interest, hold an office or serve on boards of directors. All officers and directors have, or will have, other business interests to which they devote their time. Because each of our officers have other full-time employment, each will probably devote no more than between 1% and 10% of their time to us and our affairs. We believe that this will amount to approximately 5 to 10 hours per week depending upon what is going on with our business and affairs.

Other Key Advisors and Consultants

Uplift has access to several outside professional firms that can counsel us and provide important advice during our development stage. The terms of engagement of these firms will be determined from time to time as their services may be required.

Remuneration of Members of the Board of Directors

Our current officers and directors do NOT receive any compensation, but may receive compensation for their services as determined in the future. As stated above, all directors are entitled reimbursement for out-of-pocket expenses incurred by them in behalf, or for the direct benefit, of the Company.

Absence of Key Man Life Insurance

Uplift does not own life insurance covering the death of any officer, director or key employee. Based on our lack of capital and the existence of other, capital-driven priorities, it is highly doubtful that we would spend money towards key man life insurance, even if we had sufficient cash on hand for this purpose, which we currently lack.

Indemnification of Our Officers and Directors

Nevada corporate law in general and applicable provisions of our existing Bylaws, authorize us to indemnify any director, officer, agent and/or employee against certain liabilities and to the full extent allowed under Nevada law. Further, we may purchase and maintain insurance on behalf of any such persons whether or not we would have the power to indemnify such person against the liability insured against. Indemnifying and/or insuring officers and directors from the increasing liabilities and risks to which such individuals are exposed as a result of their corporate acts and omissions could result in substantial expenditures by Uplift, while preventing or barring any recovery from such individuals for the possible losses incurred by the Company as a result of their actions. Even assuming that we could afford it, we have no plans to obtain any officer or director (D&O) liability insurance.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Except for the acquisition of Nu Mineral Health and its assets pursuant to the June 2, 2006, acquisition agreement with the Ramptons ("Acquisition Agreement") (see Ex. 10.1), an agreement in which one of our current officers and directors, namely, Ms. Rampton, was an interested party, and with the additional exception of the 1,025,000 “restricted” shares we issued in 2006 to Mr. Lewis and Ms. Ross for past and future services rendered (see ITEM 6 above titled EXECUTIVE COMPENSATION), there have been no other transactions between us and any director or officer or any member of any such person’s immediate family.  Nor have we had any transactions with our majority shareholder, Uplift Holdings, LLC.  That is to say, the Acquisition Agreement with the Ramptons is the ONLY transaction involving us that has NOT been "at arm's length." The terms of the Acquisition Agreement were deemed fair and reasonable in the judgment of our three-person Board of Directors on the basis of the Ramptons’ actual cost basis in the properties and rights conveyed and assigned under the Acquisition Agreement, a right and power that Boards of Directors have under Nevada law. The Board of Directors also believed on June 2, 2006, that the Acquisition Agreement terms given to and negotiated with the Ramptons were just as fair as they would have been to any interested but unrelated third party. This decision is again within the discretion of a corporate board under Nevada law.

As disclosed elsewhere above, our majority stockholder, Uplift Holdings, LLC (“Uplift Holdings”) has agreed to fund us as necessary to implement and carry out our Plan of Operation above. While we accrue interest on these advances at 8% per annum, these advances do NOT presently require that we pay interest payments.  At the same time, even though there is no written agreement in this regard between us and Uplift Holdings, both we and it consider its agreement to advance us money as a legal obligation. If at such time as we would become profitable, if we ever do, we would consider paying Uplift Holdings interest on its advances but only if doing so would have no material impact on our capital resources and liquidity. Having said this, if we became profitable, we plan on spending any earnings on continued advertising campaigns as opposed to spending such money on the payment of interest. Because of Uplift Holdings’ substantial stock ownership interest in us, spending earnings on advertising as opposed to using earnings to pay Uplift Holdings interest would be in its best interest as well.

Like any other corporate officer or director, each director and officer is subject to the doctrine of usurpation of corporate opportunities only insofar as it applies to business transactions in which we have indicated an interest, either through our proposed business plan or by way of an express statement of interest contained in our minutes. If any director or officer is presented in the future with a business opportunity that may conflict with business interests identified by us, such an opportunity must be promptly disclosed to the Board of Directors and otherwise made known to us. In the event that the Board rejects an opportunity so presented, and only in that event, can one of our officers or directors avail himself or herself of such opportunity. In spite of these eventualities, every effort will be made to resolve any conflicts that may arise in favor of us and our stockholders. There can be no assurance, however, that these efforts will be successful. As a Nevada corporation, we are obligated, among other things, to comply with the provisions of Nevada law, NRS 78.140 titled "Restrictions on transactions involving interested directors or officers; compensation of directors." We are not aware of any such conflicts of interest at this time and to be more specific, we are not aware of any opportunity whatsoever that we would reject and that an officer or director or even Uplift Holdings would likely engage in or take advantage of.

We are not aware of any additional disclosures that we must make in conformity with Item 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES

Our authorized stock consists of one hundred million (100,000,000) shares of common capital stock, $0.001 par value. There are currently 24,496,445 shares of our common capital stock issued and 24,166,944 shares outstanding. As of our December 31, 2006, fiscal year end and our third quarter ended September 30, 2007, including the date of this registration statement, there are NO options, warrants, stock appreciation rights, or other rights of a similar nature outstanding which currently obligate us to issue any additional common stock to anyone. Our common stock is considered a "penny stock" because as a Pink Sheet-quoted stock (UPNT.PK), it meets one or more of the definitions in Commission Rule 3a51-1 of the Exchange Act. These include but are not limited to the following: (i) the stock trades at a price less than five dollars ($5.00) per share; (ii) it is NOT traded on a "recognized" national exchange; (iii) it is NOT quoted on the NASD's automated quotation system (NASDAQ), or even if so, has a price less than five dollars ($5.00) per share; OR (iv) is issued by a company with net tangible assets less than $2,000,000, if in business more than three years continuously, or $5,000,000, if in business less than a continuous three years, or with average revenues of less than $6,000,000 for the past three years. The principal result or effect of being designated a "penny stock" is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis.

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated thereunder by the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. These rules may have the effect of reducing the level of trading activity in the secondary market, if and when one develops.

Potential investors in our common stock are urged to obtain and read such disclosures carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Commission Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker- dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Pursuant to the Penny Stock Reform Act of 1990, broker-dealers are further obligated to provide customers with monthly account statements.

Compliance with the foregoing requirements may make it more difficult for investors in our stock to not only buy but to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

Common Capital Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for such purpose. In the event of dissolution, liquidation or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after satisfaction of all our liabilities, subject, of course, to the prior distribution rights of any preferred stock that may be outstanding at that time. The holders of common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares, which means that the holders of more than 50% of such outstanding shares voting at an election of directors can elect all the directors on the board of directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the directors.

As of the date of this registration statement, there are 1,239 shareholders of record. There are no shares of preferred stock or any other class authorized or outstanding. And as stated above, there are also currently no warrants or options of any kind existing or outstanding.

Preemptive Rights, Cumulative Voting and Control

Under Nevada law, if a corporation does not expressly allow, in its Articles, for preemptive rights, no such rights are authorized. When we incorporated in Nevada, our Articles did not expressly provide for any such rights. That is to say, no shareholder has the right to acquire stock from us on any set of terms before that same stock is offered to another person. This is the definition of "preemptive rights." In addition, as set forth in the previous paragraph, cumulative voting in electing directors is similarly not authorized by our Articles of Incorporation. Accordingly, the holder(s) of a majority of our outstanding shares, present in person or by proxy, will be able to elect all of directors at a meeting called for such purpose.

Stock Transfer Agent

Fidelity Transfer Company ("Fidelity") is our stock transfer agent and has served as such since the 1950’s. Fidelity Transfer Company is located at 1800 South West Temple, Suite 301, Salt Lake City, Utah 84115. Its phone number is 801-484-7222 and its fax number is 801-466-4122.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

MARKET INFORMATION

Since September 25, 2006, our common stock has been quoted on the "Pink Sheets" under the symbol UPNT.PK.  According to www.pinksheets.com, our price information since the date we became quoted on the Pink Sheets is as follows:

	BID High Low	ASKED High Low
September 25, 2006 through December 31, 2006	$0.24 $0.07	$0.25 $0.10
January 1, 2007 through March 31, 2007	$0.35 $0.13	$0.35 $0.18
April 1, 2007 through June 30, 2007	$0.40 $0.25	$0.45 $.030
July 1, 2007 through September 30, 2007	$0.45 $.025	$0.55 $0.30

After this registration statement is “cleared” by the Commission and we become “fully reporting,” we intend to seek and obtain inclusion on the OTC Bulletin Board.  Having said this, there can be no guarantee that our common stock will be included in this trading medium. Even if quotation on the OTC Bulletin Board is achieved, there is no assurance that our common stock will be actively traded. As a consequence, there can be no assurance, in any event, that there will be liquidity in our common stock.

Currently, there are currently a total of 24,166,944 shares of our common capital stock issued and outstanding. The Company has 329,501 shares which are held “in reserve” or in a reserve account established by our transfer agent for the Company’s potential liability for the replacement of a lost certificate, these shares have been reflected as issued but not outstanding.  As of the date of this registration statement, 2,841,944 shares, or approximately 11.8% of our issued and outstanding shares, may be sold without restriction. In fact, according to our stock transfer agent, all such 2,841,944 shares have been issued and outstanding since 1994 or for almost 15 years. These shares may be considered what constitutes "the float," that is, the number of shares that can freely trade in interstate commerce. At present, our majority stockholder and our officers and directors do not own or control any shares, directly or indirectly, that are not "restricted."  Having said this, it should be noted that the sole member and manager of our majority stockholder, namely, Mr. Hall, does directly own or control 80,000 shares of our stock that he acquired through, or in, open market purchases.  These 80,000 shares are considered “control shares” and cannot technically be re-sold by Mr. Hall without his filing a Form 144 and thus reporting any such disposition.  See Item 4 above titled "Security Ownership of Certain Beneficial Owners and Management."

As stated above, we currently have no outstanding warrants, options, incentive stock option or employee compensation plans of any kind or nature. At the same time, and though there are currently no plans to do so, no assurance can be given that such derivative securities will not be issued in the future, particularly if there is a good business reason to do so.

We intend to make an application, through a registered broker-dealer, to the National Association of Securities Dealers, Inc. (NASD) for our

shares to be quoted on the OTC Bulletin Board. Our application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 promulgated by the Commission under the Securities Exchange Act of 1934, as amended ("'34 Act"). Inclusion on the OTC Bulletin Board permits price quotations for our shares to be published by such service. Except for the decision to apply to the OTC Bulletin Board, there are NO plans, proposals, arrangements or understandings with any person, including any securities broker-dealer or anyone associated with a broker-dealer, concerning the development of a trading market in our common capital stock on the OTCBB. Moreover, we have had NO discussions with anyone, to date, in this regard.

Holders

According to our stock transfer agent, Fidelity Transfer Company, as of the date of this registration statement, there are 1,239 holders of record of our common capital stock.

Dividend Policy

We have not declared or paid cash dividends or made distributions in the past and we do not anticipate that we will pay cash dividends or make distributions to shareholders in the foreseeable future. We currently intend to retain and invest future earnings, if any, to finance our operations and undertake advertising. The payment of any future dividends will be at the sole discretion of the board of directors and will depend upon, among other things, future earnings, capital requirements, our financial condition and general business conditions. As a result, there can be no assurance that any dividends on common stock will be paid in the future and at this point, we believe the payment of any dividends would be extremely unlikely.

ITEM 2. LEGAL PROCEEDINGS

There are presently no pending legal proceedings to which the Company or any officer, director or major stockholder is a party or to which us or our product is subject and, to the best of our knowledge, information and belief, no such actions against us are contemplated or threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

In 2007, the Board of Directors authorized the engagement of Michael J. Larsen, PC, to act as our independent auditor for the purpose of filing this registration statement. Since the hiring of Mr. Larsen to undertake an audit of us for inclusion in this Form 10-SB registration statement, there have been no disagreements with regard to either the application of accounting principles as to any specific transaction, either completed or proposed, or the type of audit opinion that would be rendered on our financial statements.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

When current management acquired control of the Company in April 2006, there were a total of 5,683,220 shares issued and outstanding.  As set forth above, we soon thereafter engaged in a change of domicile transaction which also involved a 1 for 2 reverse split of our shares.  This resulted in 2,841,610 shares then-issued and outstanding.

As detailed above, on or about June 2, 2006, and after we had become a Nevada corporation, we acquired Nu Mineral Health and all its assets from the Ramptons (see Ex. 10.1 hereto).  In doing so, we issued a total of 20 million “restricted” shares by book entry in the name of the Ramptons.  These shares were issued pursuant to the Section 4(2) exemption from federal securities registration and the Section 14(2)(n) exemption from state registration under Utah law.  (Utah law applied because the Ramptons are Utah residents.)  These state and federal exemptions were available to us for our issuance of shares to the Ramptons.  This is because the transaction was a private transaction between us and the Ramptons, and thus, the transaction did not involve a "public offering" of our securities.  See again Ex. 10.1 hereto.

On July 7, 2006, and as a direct result of the Company’s 1-for-2 reverse split that took effect on June 2, 2006, a total of 146 shares were issued to certain existing shareholders to account for rounding up fractional shares to the nearest full share.  This is because the reverse-split resulted in creating fractional shares for several shareholders and therefore, under Nevada law, we rounded all fractional shares up to the nearest whole share.

On November 2, 2006, a certificate for 63 shares was issued to a shareholder in connection with a certificate that did not appear on the Company’s shareholders’ list but which our transfer agent believed was valid or genuine and which the Company therefore chose to honor or recognize as valid.  To be sure, there were not enough shares involved that it was worth disputing.

In October 2006, our Board of Directors authorized issuance of the following “restricted” shares in reliance on the Section 4(2) exemption from federal securities registration and the Section 14(2)(n) exemption from state registration under Utah law.  Utah law applied to all 4 transactions because all recipients of the shares are either Utah residents or the offer and sale emanated from the State of Utah.  Of the 4 recipients of the shares, Mr. Pollack, a Canadian citizen, is an advertising consultant who resides in Vancouver, Canada.  The other 3 recipients are all Utah residents.

HER Consulting, Inc., a Utah corporation (Gary C. Lewis)	1,000,000 “restricted” shares
Gary Pan (Chinese consultant)	100,000 “restricted” shares
Mary Ross	25,000 “restricted” shares
Richard Pollack (issued in the name of his company, National Health and Wellness)	200,000 “restricted” shares

These four (4) stock issuances totaled 1,325,000 “restricted” shares.

The foregoing stock issuances resulted in 24,166,819 shares issued and outstanding as of our year ended December 31, 2006.

On February 7, 2007, a “restricted” certificate for 329,501 shares was issued in a transfer agent-created Reserve Account in connection with potential liability for the replacement of a lost certificate.

On October 2, 2007, a certificate for 125 shares was issued to a shareholder in connection with a certificate that did not appear on the Company’s shareholders’ list but which our transfer agent believed was valid or genuine and which the Company therefore chose to honor or recognize as valid.  To be sure, there were not enough shares involved that it was worth disputing.

Taking into account the May 2006 reverse stock split and adding up the foregoing stock issuances since April 2006 result in the current number of issued shares which is 24,496,445 with 24,166,944 outstanding.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

In reliance on applicable provisions of the Nevada Revised Statutes such as NRS 78.7502 titled "Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions" and NRS 78.751 titled "Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses," and to the full extent otherwise permitted under Nevada law, our Articles of Incorporation and By-laws contemplate full indemnification of our officers, directors and other agents against certain liabilities. This means that officers, directors and other agents of us may not be liable to shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law. Officers and directors are also indemnified generally against expenses actually and reasonably incurred by them in connection with proceedings, whether civil or criminal, provided that it is later determined that they acted in good faith, were not found guilty in any criminal matter, and had reasonable cause to believe that their conduct was not unlawful. See our Nevada Articles of Incorporation and By-laws attached to this Form 10-SB and incorporated in this document by reference as Exhibits 3.1(iii) and 3.2, respectively. Though officers and directors are accountable to us as fiduciaries, which means that officers and directors are required to exercise good faith and integrity in handling our affairs, purchasers of the securities registered hereby should be on notice that they may have a more limited right of action as a result of these various indemnification provisions than they might otherwise have.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be conferred upon officers, directors and controlling persons of Uplift pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

We do NOT have any directors' or officers' liability insurance nor do we have any plans at this time to obtain any.

We do, however, carry products liability insurance.

PART F/S

UPLIFT NUTRITION, INC.

[A Development Stage Company]

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

UPLIFT NUTRITION, INC.

[A Development Stage Company]

FINANCIAL STATEMENTS

CONTENTS

PAGE
— Report of Independent Registered Public Accounting Firm	32

— Balance Sheets, December 31, 2006 and 2005	33

— Statements of Operations, for the year ended December 31, 2006 and for the periods from inception on March 7, 2005 through December 31, 2005 and 2006	34

— Statement of Stockholders' Equity (Deficit), for the period from inception on March 7, 2005 through December 31, 2006	35

— Statements of Cash Flows, for the year ended December 31, 2006 and for the periods from inception on March 7, 2005 through December 31, 2005 and 2006	36

— Notes to Financial Statements	38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Uplift Nutrition, Inc.

I have audited the accompanying balance sheets of Uplift Nutrition, Inc. (a development stage company) as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2006 and for the periods from inception on March 7, 2005 through December 31, 2005 and 2006.  These financial statements are the responsibility of the company’s management.  My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting.  My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, I express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Uplift Nutrition, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended December 31, 2006 and for the periods from inception on March 7, 2005 through December 31, 2005 and 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern.  As discussed in Note 2 to the financial statements, the company has incurred losses since its inception, has negative working capital, has negative cash flows from operating activities, has generated only minimal revenues, and has just recently commenced operations, which raise substantial doubt about its ability to continue as a going concern.  Management’s plans regarding those matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Michael J. Larsen

Michael J. Larsen, PC

Salt Lake City, Utah

October 15, 2007

UPLIFT NUTRITION, INC.

[A Development Stage Company]

BALANCE SHEETS

	December 31,	December 31,
	2006	2005
CURRENT ASSETS:
Cash	$ 4,198	$ 7,417
Inventories	13,272	3,832

Total Current Assets	17,470	11,249

WEBSITE DEVELOPMENT COSTS, net	1,775	5,027

INDEFINITE-LIFE INTANGIBLE ASSETS	750	-

	$ 19,995	$ 16,276

CURRENT LIABILITIES:
Accounts Payable	$ 2,901	$ 9,205
Related Party Accrued Interest	1,337	-
Shareholder Advances	49,200	-
Total Current Liabilities	53,438	9,205

STOCKHOLDERS' EQUITY (DEFICIT):
Common Stock; $0.001 Par Value,
100,000,000 Shares Authorized,
24,166,944 and 20,000,000 Shares
Issued and Outstanding at December 31,
2006 and 2005, Respectively	24,167	20,000
Capital in Excess of Par Value	297,154	12,930
Deficit Accumulated During Development
Stage	(354,764)	(25,859)
Total Stockholders' Equity (Deficit)	(33,443)	7,071

	$ 19,995	$ 16,276

The accompany notes are an integral part of these financial statements.

UPLIFT NUTRITION, INC.

[A Development Stage Company]

STATEMENTS OF OPERATIONS

	For the Year	For the Period from inception
	Ended	on March 7, 2005 through
	December 31,	December 31,	December 31,
	2006	2005	2006
NET SALES	$ 1,783	$ -	$ 1,783
COST OF GOODS SOLD	1,273	-	1,273

GROSS PROFIT	510	-	510

OPERATING EXPENSES:
Marketing	10,587	12,321	22,908
Consulting	63,000	-	63,000
Other General and Administrative Expenses	37,477	13,538	51,015
Salaries and Wages	215,250	-	215,250

Total Operating Expenses	326,314	25,859	352,173

LOSS FROM OPERATIONS	(325,804)	(25,859)	(351,663)

OTHER INCOME (EXPENSE):
Loss on disposal of assets	(1,764)	-	(1,764)
Interest Expense – related party	(1,337)	-	(1,337)

Total Other Income (Expense)	(3,101)	-	(3,101)

LOSS BEFORE INCOME TAXES	(328,905)	(25,859)	(354,764)

CURRENT INCOME TAX EXPENSE	-	-	-
DEFERRED INCOME TAX EXPENSE	-	-	-

NET LOSS	$ (328,905)	$ (25,859)	$ (354,764)

BASIC AND DILUTED LOSS PER SHARE	$ (0.02)	$ (0.00)

WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING	21,915,663	20,000,000

The accompany notes are an integral part of these financial statements.

UPLIFT NUTRITION, INC.

[A Development Stage Company]

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE PERIOD FROM INCEPTION ON MARCH 7, 2005

THROUGH DECEMBER 31, 2006

				Deficit
				Accumulated
			Capital	During	Total
	Common Stock		In Excess of	Development	Stockholders’
	Shares	Amount	Par Value	Stage	Equity (Deficit)
Inception, March 7, 2005	-	$ -	$ -	$ -	$ -

Common shares issued for cash at
$0.00005 per share, March 2005	20,000,000	20,000	(19,000)	-	1,000

Capital Contributions, July through
November 2005	-	-	31,930	-	31,930

Net loss for the period ended
December 31, 2005	-	-	-	(25,859)	(25,859)

BALANCE, December 31, 2005	20,000,000	20,000	12,930	(25,859)	7,071

Capital Contributions, January through May 2005	-	-	10,511	-	10,511

Common Stock Issued in a Stock
Offering Transaction, June 2006	2,841,944	2,842	(3,212)	-	(370)

Common shares issued for services
at $0.21 per share, October 2006	1,325,000	1,325	276,925	-	278,250

Net loss for the year ended
December 31, 2006	-	-	-	(328,905)	(328,905)

BALANCE, December 31, 2006	24,166,944	$ 24,167	$ 297,154	$ (354,764)	$ (33,443)

The accompany notes are an integral part of these financial statements.

UPLIFT NUTRITION, INC.

[A Development Stage Company]

STATEMENTS OF CASH FLOWS

	For the Year	For the Period from inception
	Ended	on March 7, 2005, through
	December 31,	December 31,	December 31,
	2006	2005	2006

Cash Flows from Operating Activities:
Net Loss	$ (328,905)	$ (25,859)	$ (354,764)
Adjustments to reconcile net loss
to net cash used by operating activities:
Depreciation and amortization	1,488	708	2,196
Stock issued for services	278,250	-	278,250
Loss on disposal of website	1,764	-	1,764
Changes in assets and liabilities:
(Increase) in inventory	(9,440)	(3,832)	(13,272)
Increase (decrease) in accounts payable	(6,674)	9,205	2,531
Increase in related party accrued interest	1,337	-	1,337
Total Adjustments	266,725	6,081	272,806

Net Cash Used by Operating Activities	(62,180)	(19,778)	(81,958)

Cash Flows from Investing Activities:
Payments for website development	-	(5,735)	(5,735)
Payments for indefinite-life intangible assets	(750)	-	(750)
Net Cash Used by Investing Activities	(750)	(5,735)	(6,485)

Cash Flows from Financing Activities:
Common stock issuance proceeds	-	1,000	1,000
Shareholder contributions	10,511	31,930	42,441
Advances from shareholder	49,200	-	49,200
Net Cash Provided by Financing Activities	59,711	32,930	92,641

Net Increase (Decrease) in Cash	(3,219)	7,417	4,198

Cash at Beginning of Period	7,417	-	-

Cash at End of Period	$ 4,198	$ 7,417	$ 4,198

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$ -	$ -	$ -
Income Taxes	$ -	$ -	$ -

The accompany notes are an integral part of these financial statements.

UPLIFT NUTRITION, INC.

[A Development Stage Company]

STATEMENTS OF CASH FLOWS

[Continued]

Supplemental Disclosures of Non-Cash Investing and Financing Activities:

2006:

    The Company issued 2,841,944 common stock shares in a stock offering transaction for accounts payable of $370.

2005:

None

The accompany notes are an integral part of these financial statements.

UPLIFT NUTRITION, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Basis of Presentation – Uplift Nutrition, Inc. (“the Company”), a Nevada corporation and 74%-owned subsidiary of Uplift Holdings, LLC is engaged in the business of manufacturing and distributing a nutritional supplement drink mix. The Company’s operations are based in Roy, Utah and the Company’s inventory is located in Sandy, Utah. The Company has not generated significant revenue from planned principal operations and is considered a development stage company as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

On June 2, 2006, the Company completed an acquisition with Nu Mineral Health, LLC (“NMH”), a Wyoming limited liability company organized on March 7, 2005 and engaged in the nutritional supplement and nutrition business. The acquisition was effected by the Company issuing 20,000,000 common stock shares to acquire all of the membership interests, accompanying assets and intellectual property of NMH. As of June 2, 2006, the Company had no operations, no assets, and liabilities consisting only of $370 in accounts payable, so the acquisition was accounted for as a recapitalization of NMH. The accompanying financial statements reflect the operations of NMH, for all periods presented and the equity has been restated to reflect the 20,000,000 common stock shares issued in the recapitalization as though the common stock shares had been issued at the inception of NMH. The results of operations from June 2, 2006 of Uplift Nutrition, Inc. have been included in the accompanying financial statements.

Company’s Equity Ownership – During 2006, Uplift Holdings, LLC acquired 18,000,000 common shares of the Company from the former members of NMH making the Company a 74%-owned subsidiary of Uplift Holdings, LLC.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Inventory - Inventory is carried at the lower of cost or market, as determined on the first-in, first-out method.

UPLIFT NUTRITION, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

Website Costs - The Company has adopted the provisions of EITF 00-2, "Accounting for Web Site Development Costs."  Costs incurred in the planning stage of a website are expensed while costs incurred in the development stage are capitalized and depreciated over the estimated three-year life of the asset.

Intangible Assets – Intangible assets consist of indefinite-life intangible assets which include trademarks.  The Company accounts for indefinite-life intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” and accordingly tests these assets at least annually for impairment.

Revenue Recognition - The Company recognizes revenue when rights and risk of ownership have passed to the customer, when there is persuasive evidence of an arrangement, product has been shipped or delivered  to the customer, the right of return has expired, the price and terms are finalized, and collection of resulting receivable is reasonably assured.  Products are shipped FOB shipping point at which time title passes to the customer.

Advertising Cost - Costs incurred in connection with advertising of the Company’s products are expensed as incurred.  Such costs amounted to $3,821 and $580 for 2006 and 2005, respectively.

Research and Development Cost - The Company expenses research and development costs for the development of new products as incurred. Included in other general and administrative expense in 2006 and 2005 are $2,545 and $3,280, respectively, of research and development costs.

Income Taxes – Prior to June 2, 2006, in lieu of corporate income taxes, the members of NMH were taxed on or allocated their proportionate share of the Company’s taxable income/loss.  Therefore, no deferred tax assets or liabilities, income tax payable or current and deferred tax expense or benefit for federal income taxes have been included in the financial statements for the period prior to June 2, 2006. The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.”  This statement requires an asset and liability approach for accounting for income taxes.

Loss Per Share – The Company calculates loss per share in accordance with SFAS No. 128, “Earnings Per Share.”  Basic earnings/loss per common share are based on the weighted average number of common shares outstanding during each period.  Diluted earnings per common share are based on weighted average number of common shares outstanding during the period plus potentially dilutive common shares from common stock equivalents. The Company has no common stock equivalents for all periods presented.

UPLIFT NUTRITION, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

Fair Value of Financial Instruments - The fair value of shareholder advances are determined by reference to market data and by other valuation techniques as appropriate. Unless otherwise disclosed, the fair value of financial instruments approximates their recorded values due to their short-term maturities.

Accounting Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimated.

NOTE 2 – GOING CONCERN

As shown in the accompanying financial statements, the Company incurred losses of $328,905 and $25,859 for the years ended December 31, 2006 and 2005, respectively. The Company has negative working capital and negative cash flows from operating activities.  The Company has generated only minimal revenues and just recently commenced operations.   These factors create substantial doubt about the Company’s ability to continue as a going concern.   The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company’s continuation as a going concern is dependent upon its ability to obtain additional equity or debt financing, to locate and utilize effective marketing and/or distribution methods, increase sales for its product and ultimately to attain profitable operations.

NOTE 3 - RELATED PARTY TRANSACTIONS

Office / Inventory Storage Space - The Company has not had a need to rent office or inventory storage space.   A shareholder of the Company is allowing the Company to use his office as a mailing address and for storage, as needed, at no cost to the Company.

Uplift Holdings, LLC, a majority shareholder, has advanced $49,200 and $0 to the Company at December 31, 2006 and 2005, respectively. The advances accrue interest at an annual rate of 8%, are payable on demand and are unsecured. During 2006, the Company recorded interest expense of $1,337.

During 2006, the Company issued a total of 1,025,000 shares to two officers/directors of the Company for services valued at $215,250.

During 2005, the Company purchased and used travel vouchers from a relative of a shareholder for $228.

UPLIFT NUTRITION, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INVENTORY

Inventory consists of the following at December 31, 2006 and 2005:

	2006	2005
Raw materials and supplies	$ -	$ -
Finished goods	13,272	3,832
Total inventory	$ 13,272	$ 3,832

NOTE 5 – WEBSITE DEVELOPMENT COSTS

Website development costs consisted of the following at December 31, 2006 and 2005:

	Useful Life	2006	2005
Website development costs	3 years	$ 3,195	$ 5,735
Less accumulated amortization		(1,420)	(708)
Net website development costs		$ 1,775	$ 5,027

Depreciation expense amounted to $1,488 and $708 for the years ended December 31, 2006 and 2005, respectively.  During 2006, the Company disposed of a website with a $2,540 cost and $776 in accumulated depreciation and recorded a $1,764 loss on disposal.

NOTE 6 - INTANGIBLE ASSETS

Indefinite-life intangible assets consist of the following at December 31, 2006 and 2005:

	2006	2005
Trademark application costs	$ 750	$ -

Trademarks relate to nutritional supplements sold under the Active Uplift™ label.

During the year ended December 31, 2006, the Company tested the Company’s intangible assets for impairment in accordance with SFAS No. 142.  The Company determined that the Company’s intangible assets were not impaired.

UPLIFT NUTRITION, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, which requires the Company to provide a net deferred tax asset or liability equal to the expected future tax benefit or expense of temporary reporting differences between book and tax accounting and any available operating loss or tax credit carryforwards.  At December 31, 2006 and 2005, the total of all deferred tax assets was $54,068 and $0, respectively, and the total of the deferred tax liabilities was $144 and $0, respectively.  The amount of and ultimate realization of the benefits from the deferred tax assets for income tax purposes is dependent, in part, upon the tax laws in effect, the Company’s future earnings, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the deferred tax assets and significant changes in the ownership of the Company, a valuation allowance of $53,924 has been established.  The change in the valuation allowance was $53,924 for the year ended December 31, 2006.

The Company has available at December 31, 2006 net operating loss carryforwards of approximately $1,300 which may be applied against future taxable income and which expire in 2026.

The temporary differences, tax credits and carryforwards gave rise to the following deferred tax asset at December 31, 2006 and 2005:

	2006	2005
Stock Compensation	$ 53,563	$ -
Other assets	505
Tax Book Difference in Intangible assets	(144)	-
Less valuation allowance	(53,924)	-
Net deferred tax assets	$ -	$ -

A reconciliation of income tax expense at the statutory rates to income tax expense at the company’s effective rate is as follows:

	2006	2005
Computed tax at the expected statutory rate (15%)	$ (49,336)	$ -
State income taxes, net of federal benefit (4.25%)	(13,978)	-
Non-deductible expenses	9,390	-
Valuation Allowance	53,924	-
Income tax expense	$ -	$ -

UPLIFT NUTRITION, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - INCOME TAXES (Continued)

The components of income tax expense (benefit) from continuing operations for the years ended December 31, 2006 and 2005 consist of the following:

	2006	2005
Current income tax expense (benefit)	$ -	$ -
Federal	-	-
State	-	-
Current tax expense (benefit)	$ -	$ -

Deferred tax expense (benefit) arising from:
Stock compensation	$ (53,563)	$ -
Other assets	(505)	-
Tax Book Difference in Intangible assets	144	-
Less valuation allowance	53,924	-
Deferred tax expense (benefit)	$ -	$ -

Deferred income tax expense/(benefit) results primarily from temporary timing differences between tax and financial statement income.

NOTE 8 - LOSS PER SHARE

The following data shows the amounts used in computing loss per share and the effect on income and the weighted average number of shares of potential dilutive common stock for the years ended December 31, 2006 and 2005:

	2006	2005
Net loss	$ (328,905)	$ (25,859)
Weighted average number of common shares outstanding used in basic and diluted loss per share	21,915,663	20,000,000

For the years ended December 31, 2006 and 2005, the Company had no potentially dilutive common stock equivalents issued.

UPLIFT NUTRITION, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 9 - STOCKHOLDERS' EQUITY

Member’s Contribution – Prior to NMH being acquired by Uplift Nutrition, Inc. the members contributed cash totaling $10,511 and $31,930 during 2006 and 2005, respectively.

Stock Offering Transaction - In connection with the recapitalization of NMH, the Company issued 20,000,000 common shares to acquire all of the membership interests, accompanying assets and intellectual property of NMH.

Common Stock Issuances – During 2006, the Company issued 1,325,000 common shares for services valued at $278,250 or $0.21 per share, of which 1,025,000 shares were issued to officers/directors of the Company.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Additional Unrecorded Common Stock Certificates – As a result of  shareholders holding stock certificates that did not appear on the Company’s current shareholder list, the Company issued 188 common shares, which have been included in the 2,841,944 shares accounted for as issued in the stock offering transaction. While the Company has no reason to believe that any additional unrecorded certificates exist, the Company believes it is in the best interest of the shareholders to disclose the possible commitment.  Should any additional unrecorded shares be turned in, the Company will perform the necessary procedures to validate the new shareholder’s claim prior to issuing the shares.

NOTE 11 – SUBSEQUENT EVENT

Shareholder Advances – During 2007, a shareholder advanced an additional $65,600. The advances accrue interest at an annual rate of 8%, are unsecured and are payable on demand.

UPLIFT NUTRITION, INC.

[A Development Stage Company]

UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

UPLIFT NUTRITION, INC.

[A Development Stage Company]

UNAUDITED CONDENSED FINANCIAL STATEMENTS

CONTENTS

PAGE
— Unaudited Condensed Balance Sheet, September 30, 2007	47

— Unaudited Condensed Statements of Operations, for the three and nine months ended September 30, 2007 and 2006 and for the period from inception on March 7, 2005 through September 30, 2007	48

— Unaudited Condensed Statements of Cash Flows, for the nine months ended September 30, 2007 and for the period from inception on March 7, 2005 through September 30, 2007	49

— Notes to Unaudited Condensed Financial Statements	51

UPLIFT NUTRITION, INC.

[A Development Stage Company]

UNAUDITED CONDENSED BALANCE SHEET

September 30,
2007
CURRENT ASSETS:
Cash	$ 5,305
Inventories	26,354

Total Current Assets	31,659

WEBSITE DEVELOPMENT COSTS, net	976

INDEFINITE-LIFE INTANGIBLE ASSETS	2,370

$ 35,005

CURRENT LIABILITIES:
Accounts Payable	$ 901
Related Party Accrued Interest	5,365
Shareholder Advances	114,700
Total Current Liabilities	120,966

STOCKHOLDERS' DEFICIT:
Common Stock; $0.001 Par Value,
100,000,000 Shares Authorized,
24,166,944, Shares Issued and
Outstanding at September 30, 2007	24,167
Capital in Excess of Par Value	297,154
Deficit Accumulated During Development
Stage	(407,282)
Total Stockholders' Deficit	(85,961)

$ 35,005

The accompany notes are an integral part of these financial statements.

UPLIFT NUTRITION, INC.

[A Development Stage Company]

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

					For the Period
					from Inception
	For the Three		For the Nine		on March 7, 2005
	Months Ended		Months Ended		through
	September 30,		September 30,		September 30,
	2007	2006	2007	2006	2007
NET SALES	$ 1,141	$ -	$ 1,498	$ 1,783	3,281
COST OF GOODS SOLD	1,083	-	1,337	1,273	2,610

GROSS PROFIT	58	-	161	510	671

OPERATING EXPENSES:
Marketing	2,382	448	3,615	9,997	26,523
Consulting	-	-	-	-	63,000
Other General and Administrative	26,370	7,858	44,764	28,305	95,779
Salaries and Wages	-	-	-	-	215,250

Total Operating Expenses	28,752	8,306	48,379	38,302	400,552

LOSS FROM OPERATIONS	(28,694)	(8,306)	(48,218)	(37,792)	(399,881)

OTHER INCOME (EXPENSE):
Loss on disposal of assets	-	-	-	(1,764)	(1,764)
Interest Expense- Related Party	(1,770)	(424)	(4,028)	(575)	(5,365)
Interest Expense	(20)	-	(272)	-	(272)
Total Other Income (Expense)	(1,790)	(424)	(4,300)	(2,339)	(7,401)

LOSS BEFORE INCOME TAXES	(30,484)	(8,730)	(52,518)	(40,131)	(407,282)

CURRENT INCOME TAX EXPENSE	-	-	-	-	-
DEFERRED INCOME TAX EXPENSE	-	-	-	-	-

NET LOSS	$ (30,484)	$ (8,730)	$ (52,518)	$ (40,131)	$ (407,282)

BASIC AND DILUTED LOSS
PER SHARE	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING	24,166,944	22,841,944	24,166,944	21,249,206

The accompany notes are an integral part of these financial statements.

UPLIFT NUTRITION, INC.

[A Development Stage Company]

 UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

			For the Period
			from Inception
	For the Nine		on March 7, 2005
	Months Ended		through
	September 30,		September 30,
	2007	2006	2007

Cash Flows from Operating Activities:
Net Loss	$ (52,518)	$ (40,131)	$ (407,282)
Adjustments to reconcile net loss
to net cash used by operating activities:
Depreciation and amortization	799	1,222	2,995
Stock issued for services	-	-	278,250
Loss on disposal of website	-	1,764	1,764
Changes in assets and liabilities:
(Increase) decrease in inventory	(13,082)	2,311	(26,354)
Increase (decrease) in accounts payable	(2,000)	(9,575)	531
Increase in related party accrued interest	4,028	575	5,365
Total Adjustments	(10,255)	(3,703)	262,551

Net Cash Used by Operating Activities	(62,773)	(43,834)	(144,731)

Cash Flows from Investing Activities:
Payments for website development	-	-	(5,735)
Payments for indefinite-life intangible assets	(1,620)	(750)	(2,370)
Net Cash Used by Investing Activities	(1,620)	(750)	(8,105)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock	-	-	1,000
Shareholder Contributions	-	10,511	42,441
Advances from shareholders	65,500	26,100	114,700
Net proceeds from bank overdraft	-	556	-
Net Cash Provided by Financing Activities	65,500	37,167	158,141

Net Increase (Decrease) in Cash	1,107	(7,417)	5,305
Cash at Beginning of Period	4,198	7,417	-
Cash at End of Period	$ 5,305	$ -	$ 5,305

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$ 272	$ -	$ 272
Income Taxes	$ -	$ -	$ -

The accompany notes are an integral part of these financial statements.

UPLIFT NUTRITION, INC.

[A Development Stage Company]

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

[Continued]

Supplemental Disclosures of Non-Cash Investing and Financing Activities:

2007:

None

2006:

    The Company issued 2,841,944 common stock shares in a stock offering transaction for accounts payable of $370.

The accompany notes are an integral part of these financial statements.

UPLIFT NUTRITION, INC.

[A Development Stage Company]

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Condensed Financial Statements - The accompanying financial statements have been prepared by the Company without audit.  In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2007 and 2006 and for the periods then ended have been made.  The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions for Form 10-QSB of the U.S. Securities and Exchange Commission.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted

Company’s Equity Ownership – During 2006, Uplift Holdings, LLC acquired 18,000,000 common shares of the Company from the former members of NMH making the Company a 74%-owned subsidiary of Uplift Holdings, LLC.

Advertising Cost - Cost incurred in connection with advertising of the Company’s products are expensed as incurred.  Such costs amounted to $387 and $3,821 for the nine months ended September 30, 2007 and 2006, respectively.

Research and Development Cost - The Company expenses research and development costs for the development of new products as incurred. Included in other general and administrative expense for the nine months ended September 30, 2007 and 2006 were $1,047 and $1,807, respectively.

NOTE 2 – GOING CONCERN

The Company has incurred losses since its inception. The Company has negative working capital and negative cash flows from operating activities.  The Company has generated only minimal revenues and just recently commenced operations.   These factors create substantial doubt about the Company’s ability to continue as a going concern.   The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company’s continuation as a going concern is dependent upon its ability to obtain additional equity or debt financing, to locate and utilize effective marketing and/or distribution methods, increase sales for its product and ultimately to attain profitable operations.

UPLIFT NUTRITION, INC.

[A Development Stage Company]

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 3 - RELATED PARTY TRANSACTIONS

Uplift Holdings, LLC., a majority shareholder has advanced a total of $114,700 to the Company at September 30, 2007. The advances accrue interest at an annual rate of 8% and are payable on demand and are unsecured. During the nine months ended September 30, 2007 and 2006, the Company recorded interest expense of $4,028 and $575, respectively.

During August 2007, the Company donated $1,069 to a charity in which an officer / director of the Company is on the governing board of the charity.

NOTE 4 - INVENTORY

Inventory consists of the following at September 30, 2007 :

2007
Raw materials and supplies	$ 13,082
Finished goods	13,272
Total inventory	$ 26,354

NOTE 5 – WEBSITE DEVELOPMENT COSTS

Website development costs consisted of the following at September 30, 2007:

	Useful Life	2007
Website development costs	3 years	$ 3,195
Less accumulated amortization		(2,219)
Net website development costs		$ 976

Depreciation expense amounted to $799 and $1,222 for the nine months ended September 30, 2007 and 2006, respectively.

UPLIFT NUTRITION, INC.

[A Development Stage Company]

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 6 - INTANGIBLE ASSETS

Indefinite-life intangible assets consist of the following at September 30, 2007:

2007
Trademarks application costs	$ 2,370

Trademarks relate to nutritional supplements sold under the Active Uplift™ label.

NOTE 7 - INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, which requires the Company to provide a net deferred tax asset or liability equal to the expected future tax benefit or expense of temporary reporting differences between book and tax accounting and any available operating loss or tax credit carryforwards.  At September 30, 2007, the total of all deferred tax assets was $64,291 and the total of the deferred tax liabilities was $456.  The amount of and ultimate realization of the benefits from the deferred tax assets for income tax purposes is dependent, in part, upon the tax laws in effect, the Company’s future earnings, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the deferred tax assets and significant changes in the ownership of the Company, a valuation allowance of $63,835 has been established.  The change in the valuation allowance was $9,911 for the nine months ended September 30, 2007.

The Company has available at September 30, 2007 net operating loss carryforwards of approximately $50,400 which may be applied against future taxable income and which expire in 2026 and 2027.

The temporary differences, tax credits and carryforwards gave rise to the following deferred tax asset at September 30, 2007:

2007
Stock Compensation	$ 53,563
Other assets	10,728
Tax Book Difference in Intangible assets	(456)
Less valuation allowance	(63,835)
Net deferred tax assets	$ -

UPLIFT NUTRITION, INC.

[A Development Stage Company]

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 7 - INCOME TAXES (Continued)

The components of income tax expense (benefit) from continuing operations for the nine months ended September 30, 2007 consist of the following:

2007
Current income tax expense (benefit)	$ -
Federal	-
State	-
Current tax expense (benefit)	$ -

Deferred tax expense (benefit) arising from:
Net operating loss	$ (9,242)
Other assets	(981)
Tax Book Difference in Intangible assets	312
Less valuation allowance	9,911
Deferred tax expense (benefit)	$ -

Deferred income tax expense/(benefit) results primarily from temporary timing differences between tax and financial statement income.

A reconciliation of income tax expense at the statutory rates to income tax expense at the company’s effective rate is as follows:

2007
Computed tax at the expected statutory rate (15%)	$ (7,878)
State income taxes, net of federal benefit (4.25%)	(2,232)
Non-deductible expenses	199
Valuation Allowance	9,911
Income tax expense	$ -

UPLIFT NUTRITION, INC.

[A Development Stage Company]

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Additional Unrecorded Common Stock Certificates – As a result of shareholders holding stock certificates that did not appear on the Company’s current shareholder list, the Company issued 188 common shares, which have been included in the 2,841,944 shares accounted for as issued in the stock offering transaction. While the Company has no reason to believe that any additional unrecorded certificates exist, the Company believes it is in the best interest of the shareholders to disclose the possible commitment.  Should any additional unrecorded shares be turned in, the Company will perform the necessary procedures to validate the new shareholder’s claim prior to issuing the shares.

PART III

ITEM 1. INDEX TO EXHIBITS.

The following Exhibits are filed as a part of this Registration Statement.

Exhibit

Number      Description*

3.1(i)          Original Articles of Incorporation filed with the State of Utah on May 15, 1954

3.1(ii)         Amendment to Articles of Incorporation filed with the State of Utah on January 30, 1969, changing the Company's name and capitalization, among other changes

3.1(iii)        Articles of Incorporation of the Company's wholly owned Nevada Subsidiary filed with the State of

                   Nevada on April 11, 2006 (by operation of law, these Articles comprise the Company's current

                   Articles of Incorporation as a result of the merger transaction)

3.1(iv)        Articles of Merger filed with and accepted and stamped by both the States of Nevada and Utah

                   (including the Agreement and Plan of Merger attached as Exhibit "A" thereto) by which the merger between the parent Utah corporation and its wholly owned Nevada subsidiary became effective under both Nevada and Utah law on June 2, 2006

3.2             By-laws of Uplift Nutrition, Inc., the survivor in the merger

4.1              Specimen stock certificate

10.1           Various documents relating to the acquisition, by the Company, of Nu Mineral Health, a Wyoming limited liability company, and its various assets

14              Code of Conduct adopted by the Company

99.1            May 4, 2007, notice sent to shareholders advising of the revival of the Company, the proposed name change and change of domicile, the 2-for-1 reverse split, the parent-into-subsidiary merger necessary to effectuate the same, and giving dissenters' rights of appraisal to the shareholders under applicable provisions of the Utah Code

* Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

SIGNATURES

In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

UPLIFT NUTRITION, INC.

(Registrant)

Dated: November 2, 2007	/s/Gary C. Lewis
By: Gary C. Lewis, Chairman of the Board, President, Chief Executive Officer (CEO), Chief or Principal Financial Officer (CFO), and Principal Accounting Officer